                                                Registration No.

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                     SECURITIES AND EXCHANGE COMMISSION

                             -------------------

                                  FORM S-2
                           REGISTRATION STATEMENT
                                    Under
                         THE SECURITIES ACT OF 1933

                             -------------------

                       GRAYBAR ELECTRIC COMPANY, INC.
           (Exact name of registrant as specified in its charter)

                    New York                               13-0794380
         (State or other jurisdiction                   (I.R.S. Employer
               of incorporation)                       Identification No.)

     34 North Meramec Avenue, St. Louis, Missouri 63105, (314) 573-9200
             (Address, including zip code, and telephone number,
            including area code, of principal executive offices)

                               T.F. DOWD, Esq.
                Vice President, Secretary and General Counsel
                       Graybar Electric Company, Inc.
                           34 North Meramec Avenue
                          St. Louis, Missouri 63105
                               (314) 573-9200
          (Name, address, including zip code, and telephone number,
                 including area code, of agent for service)

                             -------------------

                                  Copy to:
                             JOHN H. DENNE, Esq.
                            Winston & Strawn LLP
                               200 Park Avenue
                          New York, New York 10166

                             -------------------

      Approximate date of commencement of proposed sale to the public:
                              October 18, 2004.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. | |

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
Item 11(a)(1) of this Form, check the following box.| |

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
| | _______________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | | _______________

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | | _______________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. | |

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                                             CALCULATION OF REGISTRATION FEE
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                                                                    Proposed maximum      Proposed maximum      Amount of
Title of each class of securities to               Amount to be    offering price per    aggregate offering   registration
             be registered                          registered            unit                 price               fee
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Common Stock (par value $1 per share) . . . .      450,000 shs.            $20               $9,000,000         $1,140.30
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Voting Trust Certificates (1) . . . . . . . .           --                 --                   --                 --
============================================================================================================================

(1) Representing the shares of Common Stock offered hereunder.

                             -------------------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

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P R O S P E C T U S
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                               450,000 SHARES
                       GRAYBAR ELECTRIC COMPANY, INC.

                              ----------------

                                Common Stock
                                 and related
                          Voting Trust Certificates
                                 offered to
                 Employees of Graybar Electric Company, Inc.
                                  under the
                    THREE-YEAR COMMON STOCK PURCHASE PLAN

                              ----------------

         Graybar is offering an aggregate of up to 450,000 shares of Common Stock and related Voting Trust Certificates to eligible employees under the initial offering pursuant to the Three-Year Common Stock Purchase Plan. If you are eligible to subscribe, you may purchase shares by executing a Subscription Agreement in the form included in this Prospectus. If you currently own Graybar Common Stock and did not elect to participate in the Voting Trust established by the 1997 Voting Trust Agreement, you will receive stock certificates representing the shares you purchase. Otherwise, the shares you purchase will be deposited in the Voting Trust and voting trust certificates will be issued to you. Approximately 95% of the presently outstanding Common Stock is held in the Voting Trust. The Voting Trust Agreement is described under the heading "Summary of Certain Provisions of the Voting Trust Agreement."

         Subscriptions will be irrevocable by their terms. However, if your employment terminates for any cause other than retirement on a pension (other than a deferred pension), your subscription will be canceled as to shares not yet issued. The Company has the option to repurchase, at $20.00 per share, shares of Common Stock owned by you or voting trust certificates representing them in the event you desire to sell, transfer or otherwise dispose of them or in the event of your death or termination of your employment otherwise than by retirement on a pension (other than a deferred pension). See "The 2004 Offering," "The Three-Year Common Stock Purchase Plan" and "Description of Common Stock -- Repurchase Option."

                              ----------------

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
         COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
         OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ----------------


     ===================================================================================================================
                                                                  Underwriting Discounts          Proceeds to the
                                         Price to Public             and Commissions                  Company
     -------------------------------------------------------------------------------------------------------------------
     Per Unit  . . . . . . . . .               $20                         None                         $20
     -------------------------------------------------------------------------------------------------------------------
     Total . . . . . . . . . . .             450,000                       None                     $9,000,000
     ===================================================================================================================

         The proceeds to Graybar are before the deduction of expenses payable by us estimated at $100,000. To the extent that subscription rights are not exercised, the proceeds will be reduced by $20 for each share not subscribed for. To the extent that shares are purchased under the installment method, receipt of the proceeds will be deferred. See "The 2004 Offering."

                              ----------------
               The date of this Prospectus is October 18, 2004.





                                                  -----------------------

                                                     TABLE OF CONTENTS

                                                                                                                   Page
                                                                                                                   ----
Prospectus Summary    .    .   .    .   .   .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .       3
The Three-Year Common Stock Purchase Plan   .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .       7
The 2004 Offering .   .    .   .    .   .   .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .       8
Purpose of Issue  .   .    .   .    .   .   .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .      11
Capitalization    .   .    .   .    .   .   .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .      12
Selected Historical Consolidated Financial Data  .   .    .   .   .    .   .    .   .   .    .   .   .    .   .      13
Management's Discussion and Analysis of Financial Condition and Results of Operations   .    .   .   .    .   .      14
Dividends     .   .   .    .   .    .   .   .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .      20
Business      .   .   .    .   .    .   .   .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .      21
Management    .   .   .    .   .    .   .   .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .      24
Description of Common Stock    .    .   .   .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .      25
Description of Delegated Authority Preferred Stock   .    .   .   .    .   .    .   .   .    .   .   .    .   .      26
Information Concerning the Voting Trustees  .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .      28
Summary of Certain Provisions of the Voting Trust Agreement   .   .    .   .    .   .   .    .   .   .    .   .      31
Legal Matters .   .   .    .   .    .   .   .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .      34
Experts  .    .   .   .    .   .    .   .   .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .      34
Where You Can Find More Information .   .   .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .      34
Index to Consolidated Financial Statements  .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .     F-1
Three-Year Common Stock Purchase Plan   .   .    .   .    .   .   .    .   .    .   .   .    .   .   .    .   .  Exhibit A

                                                  -----------------------


o You should only rely on the information contained or incorporated by reference in this Prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

o We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

o You should assume that the information appearing in this Prospectus is accurate as of the date on the front cover of this Prospectus only.

o This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.

                             PROSPECTUS SUMMARY

         Because this is a summary, it does not contain all the information that may be important to you. You should read the entire Prospectus before you decide whether to subscribe for Common Stock.

THE PLAN

         The Offering is being made under the Three-Year Common Stock Purchase Plan (the "Plan"), which allows for the offer and sale of up to an aggregate of 2,000,000 shares in annual offerings in each of the years 2004, 2005 and 2006. The text of the Three-Year Common Stock Purchase Plan, which was approved by the directors on March 11, 2004 and by the stockholders on June 10, 2004, is attached as Exhibit A.

         The Company may offer to eligible employees, including officers, of the Company and its wholly owned subsidiary, Commonwealth Controls Corporation, the right to subscribe for shares of Common Stock of the Company at a price of $20.00 per share in each of the years 2004, 2005 and 2006. The maximum number of shares that may be issued pursuant to the Plan is 2,000,000. Each annual offering will afford, with certain limited exceptions, each person who on September 30 of the year in which the offering is being conducted has been an active, full-time employee of the Company or Commonwealth Controls Corporation continuously since March 31 of that year or retired after March 31 on a pension (except a deferred pension) as well as certain eligible retirees who were active, full-time employees of the Company or Commonwealth Controls Corporation on March 31, 2004, an opportunity to purchase shares of Common Stock.

         The Company is offering to sell up to 450,000 shares of Common Stock in 2004. The number of shares of Common Stock to be offered in subsequent years will be determined by the Board of Directors. It is contemplated that the terms of such subsequent offerings will be substantially the same as those described below for the offering being made in 2004.

         Shares of Common Stock subscribed for pursuant to the terms of the Plan will, upon issuance, be deposited in the Voting Trust established by the Voting Trust Agreement and Voting Trust Certificates will be issued in respect thereof, except that subscribers who prior to the offering are already shareholders of record who elected not to participate in the Voting Trust Agreement will receive stock certificates representing the shares for which they subscribe.

         All subscribed shares of Common Stock will be issued and held subject to the terms, provisions, restrictions and qualifications set forth in the Restated Certificate of Incorporation of the Company, as amended, which, among other things, provide the Company the option to repurchase shares of its Common Stock at the price at which such shares were issued, with appropriate adjustment for current dividends, in the event any holder of Common Stock wants to sell, transfer or otherwise dispose of any of his or her shares of such Common Stock, or in the event of his or her death or in the event of termination of his or her employment other than by retirement on a pension (except a deferred pension). The Voting Trust Certificates to be issued under the Voting Trust Agreement will provide, in substance, that every Voting Trust Certificate is issued and held upon and subject to the same terms and conditions (including all restrictions) upon which Common Stock of the Company is issued and held. Each subscriber by executing a Subscription Agreement will specifically agree to be bound by the provisions of the Restated Certificate of Incorporation and will agree that all Common Stock or Voting Trust Certificates held by such subscriber shall be subject to these provisions.

         The Plan provides that no corporate action which would result in a distribution of Common Stock or other assets of the Company to its shareholders (except the payment of cash dividends or the issuance of shares of Common Stock pursuant to the installment payment method) will be taken after January 20, 2005 without first giving notice of such proposed action to subscribers who have not then completed their installment payments on the Common Stock for which they have subscribed. Such subscribers will be granted 20 days to accelerate their payments on such Common Stock in order that they may obtain the benefits of such action.

THE 2004 OFFERING (See pp. 8 to 10)

         This offering is the initial offering made under the Plan. We are offering eligible employees the right to subscribe for an aggregate of up to 450,000 shares of Common Stock at $20.00 per share. Subject to certain limited exceptions, you are eligible to subscribe if you were an active, full-time employee of the Company or Commonwealth Controls Corporation on March 31, 2004, and thereafter either (a) on September 30, 2004 had been continuously employed since March 31 by the Company or Commonwealth Controls, or (b) prior to October 1, 2004 had retired on a pension (except a deferred pension). The maximum number of shares that you may purchase is one share for each $1,000 of your base salary, increased by the applicable multiplier specified below. The number of shares you may purchase will be reduced on a pro rata basis in the unlikely event that the aggregate number of shares subscribed for by all employees exceeds 450,000.

         The offering will remain open from October 18, 2004 to 5:00 p.m., Central Standard Time, on December 10, 2004. You have the option of paying for and receiving all of the shares subscribed for on or before January 20, 2005, paying for and receiving a portion of the shares in January 2005 and paying for and receiving the balance of the shares on an installment basis, or paying for and receiving all shares on an installment basis.

         If chosen, installment payments will commence with the second payroll payment date in January 2005 and end with the last payroll payment date in November 2005. Shares paid for in full will be issued as of January 20, 2005. Shares paid for in installments will be issued of record by the tenth day of March, June and September and the fifteenth day of December to the extent they have been fully paid for. Subscribers who elected to use payroll deduction have the right at any time (except during the first ten days of March, June and September) to pay the full remaining amount due and, upon any such accelerated payment, certificates will be issued representing the fully paid shares and the payroll deduction will no longer apply.

         The number of shares to be offered to each eligible subscriber in 2004 will be determined by dividing the applicable base salary of the subscriber at March 31 by $1,000 and multiplying that amount by the applicable multiplier shown in the following table:


         GRADE/BAND CLASSIFICATIONS                                            MULTIPLIER
         --------------------------                                            ----------
         Executives EX1 through EX5                                               3.00
         Grades 17, 18, 19 and 20 and Band M1                                     2.50
         Grades 15 and 16 and Band M2                                             2.25
         Grades P and Q                                                           1.90
         Grades N and O                                                           1.85
         Grade 14 or below covered either by the Management
         Incentive Plan or the
         Sales Incentive Plan and Band M3                                         1.75
         Grades J, K, L and M                                                     1.50
         All others                                                               1.25

         The Board of Directors will determine the appropriate number of shares to be offered to each eligible employee and eligible retiree of Commonwealth Controls Corporation using salary classifications comparable to those listed in the table above.

         The proceeds from the offering will be added to working capital, in part to replenish amounts previously used to repurchase outstanding shares of Common Stock (or voting trust certificates representing them) pursuant to our repurchase option. To the extent that shares offered are not subscribed for by employees, they will not be offered for sale to anyone else and the number of shares sold and the proceeds received will be correspondingly reduced.

BUSINESS (See pp. 21 to 23)

         Graybar was formed in 1925 and is wholly owned by its present and retired employees. We are engaged internationally in the distribution of electrical, telecommunications and networking products and the provision of related supply chain management and logistics services, primarily to contractors, industrial plants, telephone companies, power utilities, and commercial users. All products sold by us are purchased by us from others.

         We distribute approximately 1.4 million products (stockkeeping units) of more than 4,600 manufacturers through a network of distribution facilities located in 13 geographical districts throughout the United States. In addition, we maintain 14 zone warehouses with both standard and specialized inventory products. The zone warehouses replenish the inventories carried at the distribution facilities and make shipments directly to customers. We also have subsidiary operations with distribution facilities located in Puerto Rico, Mexico and Canada.

         Graybar is 100% owned by our active and retired employees. At July 31, 2004, 5,674,839 shares of Common Stock were issued and outstanding. An additional 236,244 shares of Common Stock had been acquired and were held in treasury. Approximately 95% of the issued and outstanding shares of Common Stock were held of record by D. E. DeSousa, L. R. Giglio, T. S. Gurganous,
R. D. Offenbacher and R. A. Reynolds, Jr. as Voting Trustees under the Voting Trust Agreement among the Voting Trustees, the Company and the stockholders of the Company who have elected to participate therein (the "Participating Stockholders"). Under the Voting Trust Agreement, Participating Stockholders have deposited their certificates representing shares of Common Stock with the Voting Trustees and have been issued voting trust certificates representing those shares. The Voting Trust was established to permit the owners of shares of Common Stock to act together concerning the management of Graybar and the voting on certain matters presented to the stockholders.

         Our address and telephone number are 34 North Meramec Avenue, St. Louis, Missouri 63105 (314-573-9200). The mailing address of our principal executive offices is P.O. Box 7231, St. Louis, Missouri 63177.

THE VOTING TRUST AGREEMENT (See pp. 31 to 33)

         Approximately 95% of the outstanding Common Stock is held in a Voting Trust established by a Voting Trust Agreement that became effective on April 1, 1997. Common Stock that you purchase will be deposited in the Voting Trust and voting trust certificates representing them will be issued to you unless you currently are a stockholder and have elected not to participate in the Voting Trust with respect to the shares you currently hold. In that case, you will receive stock certificates representing any additional shares that you purchase.

         The Voting Trust Agreement will expire on March 31, 2007 unless sooner terminated. The Voting Trustees are entitled in their discretion and using their best judgment to vote on the election of directors and the ratification, approval or disapproval of any other action or proposed action of the Company, except that the Voting Trustees may not vote on the merger or consolidation of Graybar into or with another corporation, the sale of all or substantially all of our assets or our liquidation or dissolution without the consent of the holders of voting trust certificates representing at least 75% of the aggregate number of shares then deposited under the Voting Trust Agreement. The Voting Trustees are not entitled to sell, transfer or otherwise dispose of shares deposited with them other than to return them to Participating Shareholders in accordance with the Voting Trust Agreement.

         Holders of voting trust certificates will receive cash dividends paid on Common Stock beneficially owned by them and held by the Voting Trustees. Any Common Stock paid as a stock dividend will be deposited in the Voting Trust and voting trust certificates will be issued to the beneficial owner of the Common Stock upon which the stock dividends are paid.

SELECTED FINANCIAL INFORMATION
(See pp. 13 to 19 and pp. F-1 to F-15)

         The following table sets forth certain financial data for the last five years ended December 31, 2003 and the six-month periods ended June 30, 2003 and 2004. The Net Income per share information has been adjusted for the declaration of 5% stock dividends in 1999 and 2000.

                                                                                                         SIX MONTHS ENDED
                                                                                                             JUNE 30,
                                                      YEAR ENDED DECEMBER 31,                               (UNAUDITED)
                                -----------------------------------------------------------------    ------------------------
                                   1999          2000        2001          2002           2003          2003          2004
                                   ----          ----        ----          ----           ----          ----          ----
                                                (In thousands, except for per share data)
INCOME STATEMENT DATA:
   Net Sales  . .  . . . .      $4,299,940    $5,218,337  $4,816,482     $3,974,892    $3,802,452    $1,811,326    $1,980,218
   Net Income . .  . . . .          64,659        66,157      31,688         11,401         8,465         1,855        10,234
   Per share of Common
     Stock:
     Net Income .  . . . .           10.30         10.84        5.42           1.83          1.41           .31          1.77
     Cash dividends  . . .            2.00          2.00        2.00           2.00          2.00           .60           .60

                                                                                                        JUNE 30,
                                                                                     DECEMBER 31,         2004
                                                                                         2003         (UNAUDITED)
                                                                                     ------------     -----------
                                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
   Working capital   .   .    .   .   .    .   .    .   .   .    .   .                $  416,612      $  410,346
   Total assets .    .   .    .   .   .    .   .    .   .   .    .   .                 1,422,130       1,478,956
   Long-term debt    .   .    .   .   .    .   .    .   .   .    .   .                   254,381         229,725
   Total liabilities .   .    .   .   .    .   .    .   .   .    .   .                 1,034,547       1,087,251
   Shareholders' Equity  .    .   .   .    .   .    .   .   .    .   .                   387,583         391,705

                  THE THREE-YEAR COMMON STOCK PURCHASE PLAN

         The Plan provides that the Company may offer eligible employees, including officers, of the Company and its wholly owned subsidiary, Commonwealth Controls Corporation and certain eligible retirees, the right to subscribe for shares of Common Stock of the Company at a price of $20.00 per share in each of the years 2004, 2005 and 2006. The maximum number of shares that may be issued pursuant to the Plan is 2,000,000.

         Each annual offering will afford eligible, active, full-time employees of the Company and Commonwealth Controls Corporation, and certain eligible retirees who were active, full-time employees of the Company or Commonwealth Controls Corporation on March 31, 2004, an opportunity to purchase shares of Common Stock. The eligibility conforms with the policy initially adopted when the Company's active employees acquired all of its Common Stock from Western Electric Company and continuously followed since then. Accordingly, with certain limited exceptions, holders of Common Stock or Voting Trust Certificates who on September 30 of the applicable year are not active, full-time employees of the Company or Commonwealth Controls Corporation continuously employed by the Company or Commonwealth Controls Corporation since March 31 of that year will not be entitled to participate in the Plan, with the exception of (a) active, full-time employees who retire on a pension (except a deferred pension) on or after March 31 and prior to October 1 of the year in which the offering is made, and (b) in order to permit a transition to annual offerings, persons who were active, full-time employees at March 31, 2004 and who retired on a pension (other than a deferred pension) prior to October 1 of the applicable year, who will also be eligible to participate in the offerings made in 2005 or 2006. The Company is offering to sell up to 450,000 shares of Common Stock in 2004. The number of shares of Common Stock to be offered in 2005 and 2006 will be determined by the Board of Directors. It is contemplated that the terms of such subsequent offerings will be substantially the same as those described below for the offering being made in 2004.

         Under the Plan, subscribers will have the option of paying in full on or before a designated date in the January following the year of the offering for all or a portion of shares subscribed for or agreeing to make payments for all or a portion of the shares subscribed for in equal installments through payroll deductions (or direct monthly payments in certain cases where subscribers are no longer on the Company's or Commonwealth Controls Corporation's regular payroll). Installment payments would commence with the second payroll payment date in January of the year following the offering and end with the last payroll payment date in November of that year. Shares paid for in full will be issued as of January of the year following the offering. Shares paid for in installments will be issued of record by the tenth day of March, June and September and the fifteenth day of December to the extent they have been fully paid for.

         Shares of Common Stock subscribed for pursuant to the terms of the Plan will, upon issuance, be deposited in the Voting Trust established by the Voting Trust Agreement and Voting Trust Certificates will be issued in respect thereof, except that subscribers who prior to the offering are already shareholders of record who elected not to participate in the Voting Trust Agreement with respect to the shares they currently hold will receive stock certificates representing the shares for which they subscribe.

         All subscribed shares of Common Stock will be issued and held subject to the terms, provisions, restrictions and qualifications set forth in the Restated Certificate of Incorporation of the Company, as amended, which, among other things, provide the Company the option to repurchase shares of its Common Stock at the price at which such shares were issued, with appropriate adjustment for current dividends, in the event any holder of Common Stock wants to sell, transfer or otherwise dispose of any of his or her shares of such Common Stock, or in the event of his or her death or in the event of termination of his or her employment other than by retirement on a pension (except a deferred pension). The Voting Trust Certificates to be issued under the Voting Trust Agreement will provide, in substance, that every Voting Trust Certificate is issued and held upon and subject to the same terms and conditions (including all restrictions) upon which Common Stock of the Company is issued and held. Each subscriber by executing a Subscription Agreement will specifically agree to be bound by the provisions of the Restated Certificate of Incorporation and will agree that all Common Stock or Voting Trust Certificates held by such subscriber shall be subject to these provisions.

         The Plan provides that no corporate action which would result in a distribution of Common Stock or other assets of the Company to its shareholders (except the payment of cash dividends or the issuance of shares of Common Stock pursuant to the installment payment method) will be taken after January 20, 2005 without first giving notice of such proposed action to subscribers who have not then completed their installment payments on the Common Stock for which they have subscribed. Such subscribers will be granted 20 days to accelerate their payments on such Common Stock in order that they may obtain the benefits of such action. Subscribers who elected to use payroll deduction have the right at any time (except during the first ten days of March, June and September) to pay the full remaining amount due, and upon any such accelerated payment, certificates will be issued representing the fully paid shares and the payroll deduction will no longer apply.

         This Plan shall remain in effect until January 31, 2007 unless terminated prior thereto by the Board of Directors of the Company, and thereafter insofar as the provisions relate to shares of Common Stock subscribed for under the installment payment method as described in the Plan.

                              THE 2004 OFFERING

         The 2004 Offering is the first annual offering made under the Plan. The Company is offering to sell to eligible, active, full-time employees and retirees up to 450,000 shares.

EMPLOYEES ENTITLED TO SUBSCRIBE.

         Each person who on September 30, 2004 was an active, full-time employee of the Company or Commonwealth Controls Corporation and had been continuously employed by the Company or Commonwealth Controls Corporation since March 31, 2004, and each person who on March 31, 2004 was an active, full-time employee of the Company or Commonwealth Controls Corporation and who retired on a pension (except a deferred pension) on or after March 31, 2004 and prior to October 1, 2004, is entitled to subscribe for the number of shares of the Company's Common Stock, par value $1.00 per share with a stated value of $20.00 per share (the "Common Stock"), determined pursuant to Section 3 of the Plan, at the price of $20.00 per share. Such persons are sometimes referred to as "eligible participants" and after executing a Subscription Agreement are referred to as "subscribers"; provided, however, that the term "eligible participants" shall not be deemed to include: (a) those who receive pensions (other than persons who on March 31, 2004 were active, full-time employees who retired on a pension, except a deferred pension, on or after March 31, 2004 and prior to October 1, 2004), or retainers, whether or not currently employed, (b) those who are employed solely on a contract basis or who by written agreement have released all stock subscription rights, or (c) those included in a collective bargaining unit represented by a labor organization where the agreement between the Company or Commonwealth Controls Corporation and the labor organization excludes such persons from subscribing for Common Stock of the Company.

PERIOD FOR AND METHOD OF MAKING SUBSCRIPTION.

         Any eligible participant desiring to subscribe for shares of Common Stock shall sign a Subscription Agreement in the form approved for such purpose and file it on or before December 10, 2004, with the Secretary at the executive offices of the Company, P.O. Box 7231, St. Louis, Missouri 63177. No subscription shall be effective and binding unless and until accepted by the Company at its executive offices. No subscription will be accepted after the close of business on December 10, 2004.

DETERMINATION OF NUMBER OF SHARES FOR WHICH AN ELIGIBLE EMPLOYEE IS ENTITLED TO SUBSCRIBE.

         The maximum number of shares for which an eligible participant may subscribe shall be determined as follows.

         The Subscription Right of each eligible participant, subject to increase as provided in Section 3.2 and reduction as provided in Section 3.3 of the Plan, shall be one (1) share for each $1,000 of his or her annual salary rate in effect on March 31, 2004. Fractional shares resulting from this computation shall be disregarded.

         The number of shares determined in accordance with Section 3.1 of the Plan shall, in the case of eligible participants who on March 31, 2004 were in the salary classifications listed below, be multiplied as follows:

         o Eligible Company participants in Executive classifications EX 1 through EX 5 -- 3.00 times;

         o Eligible Company participants in Grades 17 through 20 and Band M1 -- 2.50 times;

         o Eligible Company participants in Grades 15 and 16 and Band M2 -- 2.25 times;

         o    Eligible Company participants in Grades P and Q -- 1.90 times;

         o    Eligible Company participants in Grades N and O -- 1.85 times;

         o Eligible Company participants in Grade 14 or below who are covered either by the Management Incentive Plan or the Sales Incentive Plan and Band M3 -- 1.75 times;

         o Eligible Company participants in Grades J, K, L and M -- 1.50 times;

         o    All other eligible Company participants -- 1.25 times; and

         o Eligible participants who are employees of Commonwealth Controls Corporation -- As determined by the Board of Directors for each participant using the closest comparable salary classification then in effect at Commonwealth Controls Corporation.

Fractional shares resulting from the above computations shall be disregarded.

         In the unlikely event the aggregate number of shares subscribed for by all eligible employees exceeds 450,000, the number of shares which each eligible employee will be entitled to purchase shall be reduced to a number determined by multiplying the number of shares such eligible employee has subscribed for (but in no event more than the number to which such employee is entitled to subscribe under this Section) by a fraction, the numerator of which is 450,000 and the denominator of which is the aggregate number of shares subscribed for by all eligible employees. Fractional shares resulting from such computation shall be disregarded.

         You may elect to pay for shares subscribed for in one of the following methods:

         o    All shares subscribed for on or before January 20, 2005,

         o A portion of the shares on or before January 20, 2005 and the balance in monthly installments through payroll deductions (or if you are no longer on the Company's payroll, through direct monthly payments) over an 11-month period,

         o All of the shares through the installment method through payroll deductions (or if you are no longer on the Company's payroll through direct monthly payments) over an 11-month period.

         Shares will be issued and voting trust certificates delivered as of January 20, 2005, in the case of shares paid for on or before January 20, 2005, and on a quarterly basis as of the tenth day of March, June and September and the fifteenth day of December to the extent full payment has been made for shares being purchased under the installment method.

         All subscriptions will be irrevocable by their terms. However, if your employment terminates for any cause other than for retirement on a pension (except a deferred pension), your subscription will be canceled as to shares not yet issued. In that event, refund of any balance due to you shall be made in the following quarter. Except during the first ten days of March, June and September, if you elect to pay for shares under the installment method, you may prepay the balance due on all or a portion of the shares being paid for under that method. Upon prepayment, the shares so purchased shall be issued and the payroll deduction shall no longer apply to them.

         The Common Stock Purchase Plan provides that no corporate action that will result in a distribution of stock or other assets to our stockholders (except the payment of cash dividends or the issuance of shares of Common Stock pursuant to the installment payment method) shall be taken after January 20, 2005 without our first giving notice of the proposed action to subscribers under the Plan who shall not then have paid in full for the Common Stock for which they have subscribed. Those subscribers shall have a reasonable opportunity, not less than twenty days, to complete their payment on all shares subscribed for in order that they may obtain the benefits of the contemplated action.

         Under the terms of the Plan and your subscription agreement, Common Stock that you purchase will be deposited in the Voting Trust and you will receive voting trust certificates in exchange unless you are a holder of record of Common Stock as of the date hereof and have elected not to participate in the Voting Trust Agreement with respect to these shares. In that case, you will receive certificates representing the number of shares of Common Stock that you purchase. For information concerning the Voting Trustees and the Voting Trust Agreement, see "Information Concerning the Voting Trustees" and "Summary of Certain Provisions of the Voting Trust Agreement." A copy of the Voting Trust Agreement is being sent, together with this Prospectus, to each eligible employee who is not either a Participating Stockholder or a holder of record of Common Stock.

LIMITATION ON TRANSFERABILITY

         The Restated Certificate of Incorporation grants the Company the option to repurchase Common Stock held by you, including Common Stock purchased under the Plan, at $20.00 per share if you desire to sell, transfer or otherwise dispose of those shares, or the voting trust certificates representing them, or if you die or your employment terminates otherwise than by retirement on a pension (other than a deferred pension).

         The Company in the past always has exercised its repurchase option and expects to do so in the future. As a result, no public trading market exists for the Common Stock or the voting trust certificates. If we should decide not to exercise our option at some point in the future, no assurance can be given that a public trading market in the Common Stock would develop. In that case, it might be difficult for you to sell your Common Stock or voting trust certificates. Shares deposited in the Voting Trust may not be withdrawn before its expiration in 2007 or earlier termination of the Voting Trust. See "Common Stock Purchase Plan," "Description of Common Stock -- Repurchase Option" and "Summary of Certain Provisions of the Voting Trust Agreement -- Restrictions on Transfer, and Right of the Company to Repurchase Voting Trust Certificates Under Certain Circumstances."

SUBSCRIPTION AGREEMENT

         If you desire to purchase shares of Common Stock, you must sign a Subscription Agreement and mail it to the Secretary at:

                       Graybar Electric Company, Inc.
                                P.O. Box 7231
                          St. Louis, Missouri 63177
                            Attention: Secretary

No subscriptions will be accepted if received after 5:00 p.m., Central Standard Time, on December 10, 2004.

                              PURPOSE OF ISSUE

         The Common Stock Purchase Plan affords an opportunity to active, full-time employees of the Company and Commonwealth Controls Corporation to purchase Common Stock under the policy formulated in 1929 when the Company became an employee-owned company through acquisition by its then employees of all its Common Stock from Western Electric Company, Incorporated.

         If fully subscribed, the net proceeds of the offering, after the deduction of estimated expenses, will be approximately $8,900,000. We intend to add the net proceeds to our working capital, in part to replenish amounts that have been used to repurchase Common Stock pursuant to our repurchase option. See "The Offering" and "Description of Common Stock -- Repurchase Option." Payments made for the Common Stock may also be applied to the repayment of short-term indebtedness incurred for working capital purposes and, to the extent not needed for that purpose, will be placed in our general funds or invested in short-term securities. We expect to continue to exercise our option to repurchase outstanding shares of Common Stock and to use working capital to make these purchases. To the extent shares offered under the Plan are not purchased, the number of shares sold and the proceeds received by us will be reduced. To the extent subscribers elect to purchase shares on a monthly payment basis under the installment method, receipt of the proceeds by us will be deferred.

                               CAPITALIZATION

         The following table sets forth our capitalization as of July 31, 2004, and as adjusted as of that date to reflect the sale of the Common Stock offered under the Common Stock Purchase Plan and our receipt of the net proceeds, assuming that all shares offered will be purchased. Because we are unable to estimate the number of shares that will be purchased under the installment method, the "As Adjusted" column assumes that no shares will be so purchased. A significant number of shares may be purchased under the installment method, in which event, the receipt of the proceeds will be deferred.

                                                                                                              AS
                                                                                      ACTUAL               ADJUSTED
                                                                                      ------               --------
                                                                                         (DOLLARS IN THOUSANDS)
SHORT-TERM DEBT:
   Short-term borrowings (1)  .   .   .    .   .    .   .   .    .                   $176,498              $167,598
   Current portion of long-term debt  .    .   .    .   .   .    .                     46,892                46,892

LONG-TERM DEBT:
   7.49% note, unsecured, due in annual installments of $14,286 in
      each of the years 2005 through 2011                                            $ 85,714              $ 85,714
   6.59% note, unsecured, due in semiannual installments of
      $3,750 beginning in October 2003 through April 2013                              60,000                60,000
   7.36% note, unsecured, maturing May 2011, installments of
      $3,095 due semiannually in each of the years 2001 through
      2010 with final payment of $3,094 due in 2011                                    37,142                37,142
   6.65% note, unsecured, due in annual installments of $3,636 in
      each of the years 2003 through 2013                                              29,091                29,091
   Variable rate mortgages, secured by facilities, various maturities                   3,444                 3,444

CAPITAL STOCK:

   Common Stock, $1 par value, $20 stated value - authorized
      15,000,000 shares; outstanding 5,674,839 shares (2)   .    .   .               $113,497              $122,497

------------------------
(1) The borrowings under short-term credit agreements consist of issuances of commercial paper and borrowings under bank lines of credit. We have a Revolving Credit Loan Agreement with a group of banks at an interest rate based on the London Interbank Offered Rate (LIBOR) that had previously consisted of a $205,000, five-year facility. In October 2003 we elected to reduce the facility from $205,000 to $50,000. Upon expiration of the agreement in July 2004, we entered into a new credit agreement which consists of an $85,000, 364-day facility which expires in July 2005. There were no amounts outstanding under the Revolving Credit Loan Agreement at July 31, 2004.

     The Company has a $200 million accounts receivable securitization program that will expire in October 2006. The securitization program provides for the sale of certain of the Company's trade receivables on a revolving basis to Graybar Commerce Corporation (GCC), a wholly owned, bankruptcy remote, special purpose subsidiary. GCC sells an undivided interest in the receivables to an unrelated multi-seller commercial paper conduit. The Company accounts for the securitization as an on-balance sheet financing arrangement because the Company has maintained effective control of the accounts receivable through a call option that gives GCC the unilateral right to repurchase the undivided interests. Accordingly, the accounts receivable and related debt are included in the accompanying consolidated balance sheets. GCC has granted a security interest in its trade receivables to the commercial paper conduit. Borrowings outstanding under the securitization program were $160,000 at July 31, 2004.

(2) Does not include 236,244 shares of Common Stock represented by voting trust certificates and Common Stock certificates acquired and held in its treasury. Approximately 95% of the shares of Common Stock outstanding are held under the Voting Trust Agreement.

               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
               SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

         The following data, insofar as it relates to each of the years 1999-2003, has been derived from our audited consolidated financial statements, including the consolidated balance sheets at December 31, 2002 and 2003 and the related consolidated statements of income and of cash flows for the three years ended December 31, 2003 and the notes thereto included elsewhere in this Prospectus, that have been audited by Ernst & Young LLP for the years 1999 to 2003. The data for the six months ended June 30, 2003 and 2004 has been derived from our unaudited consolidated financial statements also appearing in this Prospectus. In the opinion of management, the six-month data includes all adjustments, consisting only of normal recurring accruals, necessary for a fair statement of the results for the unaudited interim periods. Interim results are not necessarily indicative of results for a full year. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                                        SIX MONTHS ENDED
                                                                                                            JUNE 30,
                                                           YEAR ENDED DECEMBER 31,                         (UNAUDITED)
                                       -------------------------------------------------------------  ----------------------
                                          1999         2000          2001        2002        2003        2003        2004
                                                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

SALES                                  $4,311,405    $5,231,901  $4,829,862  $3,986,954   $3,813,272  $1,816,647  $1,985,960
   Less--Cash discounts                   (11,465)      (13,564)    (13,380)    (12,062)     (10,820)     (5,321)     (5,742)
NET SALES                               4,299,940     5,218,337   4,816,482   3,974,892    3,802,452   1,811,326   1,980,218
COST OF MERCHANDISE SOLD               (3,514,228)   (4,271,745) (3,934,719) (3,229,791)  (3,067,986) (1,457,700) (1,584,760)
INTEREST EXPENSE                          (30,241)      (46,681)    (39,073)    (26,301)     (24,128)    (11,771)    (11,932)
PROVISION FOR INCOME TAXES
  Current                                 (43,899)      (44,395)    (22,915)     (7,233)       7,690        (515)     (3,636)
  Deferred                                   (130)        1,196       3,302          14      (14,032)       (721)     (3,475)
   Total provision for income taxes       (44,029)      (43,199)    (19,613)     (7,219)      (6,342)     (1,236)     (7,111)
NET INCOME                                 64,659        66,157      31,688      11,401        8,465       1,855      10,234
INCOME APPLICABLE TO COMMON STOCK          64,654        66,154      31,685      11,399        8,463       1,854      10,233
AVERAGE COMMON SHARES
   OUTSTANDING (A)                          6,276         6,101       5,846       6,245        5,993       6,059       5,786
INCOME PER SHARE OF
   COMMON STOCK (A)                         10.30         10.84        5.42        1.83         1.41         .31        1.77
   Cash dividends per share                  2.00          2.00        2.00        2.00         2.00         .60         .60
RETAINED EARNINGS
   Balance, beginning of year             193,838       241,473     290,405     310,521      309,434     309,434     306,030
   Add--Net income                         64,659        66,157      31,688      11,401        8,465       1,855      10,234
                                          258,497       307,630     322,093     321,922      317,899     311,289     316,264
   Less dividends
      Preferred ($1.00 per share)              (5)           (3)         (3)         (2)          (2)         (1)         (1)
      Common (in cash)                    (11,442)      (11,583)    (11,569)    (12,486)     (11,867)     (3,619)     (3,456)
      Common (in stock)                    (5,577)       (5,639)         --          --           --          --          --
                                          (17,024)      (17,225)    (11,572)    (12,488)     (11,869)     (3,620)     (3,457)
   Balance, end of period                 241,473       290,405     310,521     309,434      306,030     307,669     312,807

   Proceeds on stock subscriptions,
     shares unissued                           56            49          --          50           45          46          43
STOCK OUTSTANDING
   Preferred                                   68            57          51          45           43          44          --
   Common                                 118,270       119,828     114,424     123,272      117,427     119,890     114,102
                                       $  359,867    $  410,339  $  424,996  $  432,801   $  423,545  $  427,649  $  426,952
Accumulated other  comprehensive
   income (loss)                             (204)         (542)    (17,504)    (44,958)     (35,962)    (43,964)    (35,247)
TOTAL SHAREHOLDERS' EQUITY             $  359,663    $  409,797  $  407,492  $  387,843   $  387,583  $  383,685  $  391,705
TOTAL ASSETS                            1,698,544     1,843,438   1,535,998   1,400,171    1,422,130   1,473,868   1,478,956
LONG-TERM DEBT                         $  255,897    $  238,349  $  315,549  $  266,710   $  254,381  $  262,466  $  229,725

(A) Adjusted for the declaration of 5% stock dividends in 1999 and 2000. Prior to adjusting for the stock dividends, the average common shares outstanding for 1999 were 5,692.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      (Dollars stated in thousands except for share and per share data)

OVERVIEW

       The decline in business experienced by the Company in each of the last three years reflects the general economic downturn experienced by the electrical and comm/data wholesale distribution industries and the customers they serve. The Company has responded to this decline by controlling expenses, particularly salary and benefits, changing its organizational structure and initiating programs to improve its gross margin rate on sales. At the same time, the Company is attempting to increase its productivity and service capabilities as well as positioning itself for future business opportunities that are expected to result from an improving economy by upgrading its existing computer systems.

     The increase in business experienced by the Company in the first six months of 2004 reflects the general economic upturn in the U.S. economy.

RESULTS OF OPERATIONS

Operating Results as a Percentage of Net Sales

       The following table sets forth certain information relating to the operations of the Company expressed as a percentage of net sales:

                                                             December 31,                    June 30,
                                                  ----------------------------------    ------------------
                                                     2001        2002           2003       2003         2004
                                                     ----        ----           ----       ----         ----
      Net Sales                                     100.0%      100.0%         100.0%     100.0%       100.0%
      Cost of Merchandise Sold                      (81.7)      (81.3)         (80.7)     (80.5)       (80.0)
      ---------------------------------------------------------------------------------------------------------
       Gross Margin                                  18.3        18.7           19.3       19.5         20.0
       Selling, General and
         Administrative Expenses                    (14.9)      (15.8)         (16.5)     (18.0)       (17.6)
       Taxes, other than income
         taxes                                       (1.0)       (1.0)          (1.0)       --           --
       Depreciation and
         amortization                                (0.7)       (0.8)          (1.0)      (0.9)        (1.0)
      ---------------------------------------------------------------------------------------------------------
         Income from operations                       1.7         1.1            0.8        0.6          1.4
      Other Income, net                               0.2         0.1            0.2        0.3          0.1
      Interest Expense                               (0.8)       (0.7)          (0.6)      (0.7)        (0.6)
      Loss on debt extinguishment                      -           -              -          -            -
      ---------------------------------------------------------------------------------------------------------
      Income Before Provision
         for Income Taxes                             1.1         0.5            0.4        0.2          0.9
      ---------------------------------------------------------------------------------------------------------
      Provision for Income Taxes                     (0.4)       (0.2)          (0.2)      (0.1)        (0.4)
      ---------------------------------------------------------------------------------------------------------
      Net Income                                      0.7%        0.3%           0.2%       0.1%         0.5%
      ---------------------------------------------------------------------------------------------------------


Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

       Net sales in the first six months of 2004 increased $168,892, or 9.3%, to $1,980,218 compared to $1,811,326 in the first six months of 2003. The higher net sales resulted from the generally improved economic conditions that are prevalent on an industry-wide basis in the electrical and communications market sectors in which the Company operates. The Company's business in the electrical market improved significantly during the first six months of 2004 as a result of the general increase in new construction projects along with increased spending by commercial and industrial customers. Communications market sales showed modest improvement during the first half of 2004. Activity in the communications market served by the Company continued to be impacted by the lingering effects of the excess of infrastructure and plant and network capacity in the communications marketplace. Electrical market sales increased 13.0% and communications market sales increased 1.1% when comparing the first six months of 2004 to the first six months of 2003.

       Gross margin increased $41,832, or 11.8%, from $353,626 in the first six months of 2003 to $395,458 in the first six months of 2004 primarily due to the increased sales in the electrical and communications markets.

       Selling, general and administrative expenses increased $23,440, or 7.2%, when comparing the first six months of 2004 to the first six months of 2003 due largely to increases in employee compensation costs of approximately $16,600 and an increase in pension plan expense of approximately $1,900.

       Depreciation and amortization increased from $17,785 in the first six months of 2003 to $18,607 in the first six months of 2004 primarily due to additional amortization expenses as a result of the implementation of the Enterprise Resource Planning (ERP) system during 2003 and 2004.

       Other income, net includes gains on sale of property of $0 and $3,038 and accounts receivable interest charges to customers of $1,238 and $644 in the first six months of 2004 and the first six months of 2003, respectively.

       Interest expense increased $161, or 1.4%, when comparing the first six months of 2004 to the first six months of 2003 primarily due to increased levels of short-term borrowings required to finance higher levels of accounts receivable.

       The combined effect of the increase in gross margin and the decrease in other income, together with the increases in selling, general and administrative expenses, depreciation and amortization and interest expense, resulted in an increase in pretax earnings of $14,254 in the first six months of 2004 compared to the same period in 2003.

2003 Compared to 2002

       Net sales in 2003 decreased $172,440, or 4.3%, compared to 2002. The lower net sales resulted from the generally depressed economic conditions that have been prevalent on an industry-wide basis in the electrical and communications market sectors in which the Company operates. The general slowdown in new construction projects and the reduction in capital spending by commercial and industrial customers that began in 2001 continued throughout 2002 and the first half of 2003. Consolidated net sales in the second half of 2003 increased 1.5% when compared to the second half of 2002. Communications market activity continued to be more heavily impacted by the weak economic conditions compared to the Company's business in the electrical market due to the overall excess of infrastructure and plant and network capacity in the communications marketplace. Electrical market sales decreased 3.4% and communications market sales decreased 12.8% when comparing 2003 to 2002.

       Gross margin decreased $10,635, or 1.4%, in 2003 primarily due to the lower sales in the electrical and communications markets. Gross margin increased 2.1% when comparing the second half of 2003 to the second half of 2002.

       Selling, general and administrative expenses decreased slightly in 2003 due largely to current year and prior year reductions in the Company's employment levels which resulted in decreases in related employee compensation costs of approximately $10,700 in 2003. The decrease in these expenses was partially offset by an increase in expenses related to the implementation of the ERP system of approximately $6,100. The Company expects that the decrease in employment levels will be sustainable until such time as there is a significant growth in sales. As a percentage of sales, selling, general and administrative expenses increased to 16.5% in 2003 compared to 15.8% in 2002, primarily because the rate at which expenses were reduced lagged the rate at which sales volume decreased.

       The reduction in taxes, other than income taxes of $1,178 in 2003 compared to 2002 resulted primarily from lower payroll tax expenses due to the reduction in the Company's employment levels.

       Depreciation and amortization increased $2,617 in 2003 primarily due to additional amortization expenses as a result of the implementation of the ERP system during the second quarter of 2003.

       Other income, net includes gains on sale of property of $4,753 and $0 and accounts receivable interest charges to customers of $969 and $1,552 in 2003 and 2002, respectively.

       Interest expense decreased $2,173, or 8.3%, in 2003 primarily due to lower interest rates on short-term borrowings. The average amount of short-term borrowings outstanding during 2003 and 2002 amounted to approximately $109,000 and $101,000 at weighted average interest rates of 1.51% and 2.11%, respectively.

       The combined effect of the decrease in gross margin and the increase in other income, together with the increase in depreciation and amortization and decreases in selling, general and administrative expenses and interest expense, resulted in a decrease in pretax earnings of $3,813 in 2003 compared to 2002.

2002 Compared to 2001

       Net sales in 2002 decreased $841,590, or 17.5%, compared to 2001. The lower net sales resulted from the generally depressed economic conditions that continue to be prevalent on an industry-wide basis in the electrical and communications market sectors in which the Company operates. The reduction in capital spending by commercial and industrial customers and the general slowdown in new construction projects that began in 2001 continued during 2002. Activity in the communications market remained severely depressed, leading to continued and substantial contraction in the Company's business in that market. Electrical market sales decreased 6.4% and communications market sales decreased 32.1% when comparing 2002 to 2001.

       Gross margin decreased $136,662, or 15.5%, in 2002 primarily due to the lower sales in the electrical and communications markets.

       Selling, general and administrative expenses decreased $91,366, or 12.7%, when comparing 2002 to 2001, due largely to current year and prior year reductions in the Company's employment levels which resulted in decreases in related employee compensation costs of approximately $60,000 in 2002. The decrease in these expenses was partially offset by increases in pension plan expense and health care plan costs of approximately $4,600. The Company expects that the decrease in employment levels will be sustainable until such time as there is a significant growth in sales. The balance of the reduction in selling, general and administrative expenses in 2002 compared to 2001 resulted from decreases in transportation, warehousing and other general operating expenses due to decreased sales and lower transaction volumes. As a percentage of sales, selling, general and administrative expenses increased to 15.8% in 2002 compared to 14.9% in 2001, primarily because the rate at which expenses were reduced lagged the rate at which sales volume decreased.

       The reduction in taxes, other than income taxes of $5,653 in 2002 compared to 2001 resulted primarily from lower payroll tax expenses due to the reduction in the Company's employment levels and lower incentive plan payments with respect to 2001 paid in the first quarter of 2002.

       Depreciation and amortization increased $1,214 in 2002 due to purchases of equipment and facilities improvements.

       Other income, net includes gains on sale of property of $0 and $2,677 and accounts receivable interest charges to customers of $1,552 and $2,433 in 2002 and 2001, respectively.

         Interest expense decreased $12,772, or 32.7%, in 2002 primarily due to lower interest rates on short-term borrowings and decreased levels of short-term borrowings required to finance lower levels of inventory and receivables. The average amount of short-term borrowings outstanding during 2002 and 2001 amounted to approximately $101,000 and $305,000 at weighted average interest rates of 2.11% and 4.86%, respectively.

       Loss on debt extinguishment consists of a $545 make-whole premium paid to a lender for early retirement of long-term debt.

       The combined effect of the decreases in gross margin and other income, together with the increase in depreciation and amortization and decreases in selling, general and administrative expenses and interest expense, resulted in a decrease in pretax earnings of $32,681 in 2002 compared to 2001.

FINANCIAL CONDITION AND LIQUIDITY

        At June 30, 2004, current assets exceeded current liabilities by $410,346, down $6,266 from December 31, 2003. The increase in accounts receivable from December 31, 2003 to June 30, 2004 resulted primarily from the increase in sales experienced by the Company. Merchandise inventory increased when comparing June 30, 2004 to December 31, 2003 due largely to higher inventory levels required to support the overall increase in sales volume.

        The Company is converting its existing computer systems to an Enterprise Resource Planning (ERP) system. Implementation of the new system began in April 2003. The total project costs are expected to be approximately $100,000. The Company is funding the project through a combination of equipment leases and working capital. Project costs through June 30, 2004 are approximately $98,000, of which $76,906 has been capitalized. The Company expects that conversion to the new ERP system will provide future benefits to its results of operations. The Company does not have any other plans or commitments that would require significant amounts of additional working capital.

         The Company has a Revolving Credit Loan Agreement with a group of banks at an interest rate based on the London Interbank Offered Rate (LIBOR) that had previously consisted of a $205,000, five-year facility. In October 2003 the Company elected to reduce the facility from $205,000 to $50,000. Upon expiration of the agreement in July 2004, the Company entered into a new credit agreement which consists of an $85,000, 364-day facility which expires in July 2005. There were no amounts outstanding under the Revolving Credit Loan Agreement at June 30, 2004.

         At June 30, 2004 the Company had a $200 million accounts receivable securitization program that expires in October 2006. The securitization program provides for the sale of certain of the Company's trade receivables on a revolving basis to Graybar Commerce Corporation (GCC), a wholly owned, bankruptcy remote, special purpose subsidiary. GCC sells an undivided interest in the receivables to an unrelated multi-seller commercial paper conduit. The Company accounts for the securitization as an on-balance sheet financing arrangement because the Company has maintained effective control of the accounts receivable through a call option that gives GCC the unilateral right to repurchase the undivided interests. Accordingly, the accounts receivable and related debt are included in the accompanying consolidated balance sheets. GCC has granted a security interest in its trade receivables to the commercial paper conduit. Borrowings outstanding under the securitization program were $60,000 and $0 at June 30, 2004 and December 31, 2003, respectively.

        At June 30, 2004, the Company had available to it unused lines of credit amounting to $207,530. These lines are available to meet short-term cash requirements of the Company. Short-term borrowings outstanding during 2004 through June 30 ranged from a minimum of $0 to a maximum of $192,223.

         The Company has funded its capital requirements from operations, stock issuances to its employees and long-term debt. During the first six months of 2004, cash used by operations amounted to $32,574 compared to $60,882 cash provided by operations in the first six months of 2003. The net change was predominantly attributable to the combined change in trade receivables, merchandise inventory and trade accounts payable. Cash provided from the sale of Common Stock and proceeds received on stock subscriptions amounted to $225 in the first six months of 2004.

         Capital expenditures for property for the six-month periods ended June 30, 2004 and 2003 were $10,322 and $40,258, respectively. Purchases of treasury stock for the six-month periods ended June 30, 2004 and 2003 were $3,595 and $3,639, respectively. Dividends paid for the six-month periods ended June 30, 2004 and 2003 were $9,926 and $10,423, respectively.

Off-Balance Sheet Financing

         The Company has two operating lease arrangements with an independent lessor which have provided $63,684 of off-balance sheet financing for eight of the Company's zone distribution facilities. Each of the agreements carries a five-year term. The Company has the option, with the consent of the lenders to the lessor, to renew the leases for up to two additional five-year terms or to purchase the property for a price including the outstanding lease balance. If the Company elects not to renew the lease or purchase the property, or such lenders refuse to consent to a renewal, the Company may elect to remarket the property and arrange for its sale to a third party. The Company has recorded a $863 liability for the estimated fair value of the residual value guarantee for one of these operating lease agreements which was renewed in 2003.

         The leasing structures used in these two lease arrangements qualify as variable interest entities under FASB Interpretation No. 46 and the Company's interests in the variable interest entities are required to be consolidated in the Company's financial statements beginning in the first quarter of 2005. As of June 30, 2004 the Company's maximum exposure to loss as a result of its involvement with the two lease arrangements is $54,131, the amount guaranteed by the Company as the residual fair value of the property in accordance with the lease arrangements.

Contractual Obligations and Commitments

       The Company has the following contractual obligations as of December 31, 2003:

                                                          Less than         1-3          4-5       More than
                                             Total         1 Year          Years        Years       5 Years
                                             -----        ---------        -----        -----      ---------
      Long-term Debt
        Obligations                        $345,742       $ 38,502       $141,903      $79,008      $ 86,329
      Capital Lease
        Obligations                          13,724          2,643         11,081          ---           ---
      Operating Lease
        Obligations                         137,259         37,582         53,581       15,125        30,971
      Purchase Obligations                  344,976        344,976            ---          ---           ---
                                           --------       --------       --------      -------      --------
           Total                           $841,701       $423,703       $206,565      $94,133      $117,300

       Long-term debt obligations consist of principal and interest payment.

       Purchase obligations consist primarily of open inventory purchase orders made in the normal course of business. Many of these obligations may be cancelled with limited or no financial penalties.

       The above table does not include $92,153 of accrued, unfunded employment-related benefit obligations, of which $77,636 is related to the Company's postretirement benefits plan, because it is not certain when the obligations will be paid.

         During the six months ended June 30, 2004, the Company made contributions totaling $13,200 to its defined benefit pension plan. Additional contributions, which are not included in the table, totaling $15,000 are expected to be paid during the remainder of 2004.

CRITICAL ACCOUNTING POLICIES

       The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions (see Note 1 to the consolidated financial statements). The Company believes the following accounting policies have the potential to have a more significant impact on the financial statements either because of the significance of the financial statement item to which they relate or because they involve a higher degree of judgment and complexity.

Allowance for Doubtful Accounts

       The Company performs ongoing credit evaluations of its customers, and a significant portion of trade receivables is secured by lien or bond rights. The Company maintains allowances to reflect the expected uncollectibility of accounts receivable based on past collection history, the economic environment and specific risks identified in the receivables portfolio. Although actual credit losses have historically been within management's expectations, additional allowances may be required if the financial condition of the Company's customers were to deteriorate.

Inventory

       The Company values its inventories at the lower of cost or market. In assessing the ultimate realization of inventories, the Company makes judgments as to rights of return to suppliers and future demand requirements. If actual future demand, market conditions or supplier return provisions are less favorable than those projected by management, additional inventory write-downs may be required.

Pension Plan

      The Company's pension plan expense and obligations are determined based on the selection of certain assumptions, the most significant of which are the expected long-term rate of return on plan assets and the discount rate used to discount plan liabilities. While management believes that the assumptions selected by the Company are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension plan obligation and future pension expense. In 2003, the Company reduced the expected long-term rate of return on plan assets to 8.75%, down from 9.00% in 2002. The discount rate used to discount plan liabilities was changed from 6.75% at December 31, 2002 to 6.00% at December 31, 2003. The Company reduced the expected long-term rate of return on plan assets from 8.75% in 2003 to 8.25% for 2004. The change in assumptions and poor return on assets experienced by the plan in 2000, 2001 and 2002 are expected to result in additional 2004 pension expense of approximately $4,200.

Supplier Volume Incentives

     The Company's agreements with many of its suppliers provide for the Company to earn incentives based on purchases during the agreement period. These agreements typically provide for the incentives to be paid in arrears, and the Company estimates amounts to be received from suppliers at the end of each reporting period based on the earnout level that the Company estimates is probable of being achieved. Amounts received have historically been within management's estimates. In the event that the operating performance of the Company's suppliers were to decline, however, there can be no assurance that amounts earned would be paid or that the incentives would continue to be included in future agreements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company's interest expense is sensitive to changes in the general level of interest rates. Changes in interest rates have different impacts on the fixed-rate and variable-rate portions of the Company's debt portfolio. A change in interest rates on the fixed-rate portion of the debt portfolio impacts the fair value of the financial instrument but has no impact on interest incurred or cash flows. A change in interest rates on the variable-rate portion of the debt portfolio impacts the interest incurred and cash flows but does not impact the fair value of the financial instrument. To mitigate the cash flow impact of interest rate fluctuations, the Company generally maintains a significant portion of its debt as fixed rate in nature by borrowing on a long-term basis.

         The following table provides information about financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted-average interest rates by expected maturity dates.

                                                                                                                     Fair
                                                                                                                    Market
                                                                                           There-                   Value
                               2004          2005     2006        2007         2008        after      Total        12/31/03
                               ----          ----     ----        ----         ----        -----      -----        --------
Long-term debt principal
payments by expected
maturity dates, including
current portion -
  Fixed-rate debt(A)          22,872        48,750   31,782      31,725       31,728      110,396     277,253       278,947
  Average interest rate         7.19%         7.37%    7.15%       7.15%        7.15%        7.06%
  Short-term variable-
    rate borrowings                0                                                                        0             0
  Average interest rate

            (A) Dollars stated in thousands

         The fair value of long-term debt is estimated by discounting cash flows using current borrowing rates available for debt of similar maturities.

         In September 2000 the Company entered into a swap agreement to manage interest rates on amounts due under certain operating leases. The agreement, which expires in July 2013, is based on a notional amount of $28.7 million. The agreement calls for an exchange of interest payments with the Company being paid a London Interbank Offered Rate (LIBOR) floating rate, and paying a fixed rate of 6.92%. There is no exchange of the notional amount upon which the payments are based. The fair value of the agreement at December 31, 2003 was $(5,937,000). The negative value of this agreement reflects the low interest rates generally.

Foreign Exchange Rate Risk

         The Company conducts business in several foreign countries including Canada and Mexico. Exposure from foreign currency exchange rate fluctuations is not material.

                                  DIVIDENDS

         We have paid cash dividends on our Common Stock every year since 1929. The following table sets forth the cash dividends per share of Common Stock declared during the periods indicated.

                                                                                        Cash
                                                                                      Dividends
                                                                                      ---------
         1999         .  . . . . .  . . . . .  . . . . .  . . . . .  . . . . .  . . .  $ 2.00

         2000*        .  . . . . .  . . . . .  . . . . .  . . . . .  . . . . .  . . .    2.00

         2001*        .  . . . . .  . . . . .  . . . . .  . . . . .  . . . . .  . . .    2.00

         2002         First Quarter . . . . .  . . . . .  . . . . .  . . . . .  . .       .30
                      Second Quarter  . . . .  . . . . .  . . . . .  . . . . .  . .       .30
                      Third Quarter . . . . .  . . . . .  . . . . .  . . . . .  . .       .30
                      Fourth Quarter  . . . .  . . . . .  . . . . .  . . . . .  . .      1.10

         2003         First Quarter . . . . .  . . . . .  . . . . .  . . . . .  . .       .30
                      Second Quarter  . . . .  . . . . .  . . . . .  . . . . .  . .       .30
                      Third Quarter . . . . .  . . . . .  . . . . .  . . . . .  . .       .30
                      Fourth Quarter  . . . .  . . . . .  . . . . .  . . . . .  . .      1.10

         2004         First Quarter . . . . .  . . . . .  . . . . .  . . . . .  . .       .30
                      Second Quarter  . . . .  . . . . .  . . . . .  . . . . .  . .       .30



         * Stock dividends of 5% were declared in December 1999 and 2000. The shares representing these dividends were issued in February of the following year.

                                  BUSINESS

         Graybar Electric Company, Inc. (the "Company") is engaged internationally in the distribution of electrical, telecommunications and networking products and the provision of related supply chain management and logistics services, primarily to contractors, industrial plants, telephone companies, power utilities, and commercial users. All products sold by the Company are purchased by the Company from others.

         Graybar was incorporated under the laws of the State of New York on December 11, 1925 to take over the wholesale supply department of Western Electric Company, Incorporated. The location and telephone number of the principal executive offices of the Company are 34 North Meramec Avenue, St. Louis, Missouri 63105, (314) 573-9200.

         The Company's filings with the United States Securities and Exchange Commission, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, are accessible free of charge at www.graybar.com within the "About Us" page under "SEC Filings."

SUPPLIERS

         Graybar acts as a distributor of approximately 1.4 million products (stockkeeping units) of more than 4,600 manufacturers. The relationship of the Company with a number of its principal suppliers goes back many years. It is customarily a nonexclusive national or regional distributorship, terminable upon 30 to 90 days notice by either party.

         During 2003, we purchased approximately 46% of the products we distribute from our top 25 suppliers. However, we generally deal with more than one supplier for any product category and there are alternative sources of comparable products available for all product categories.

PRODUCTS DISTRIBUTED

         We stock more than 150,000 of the products we distribute and, therefore, are able to supply our customers locally with a wide variety of electrical, telecommunications and networking products. The products distributed by the Company consist primarily of wire, cable, conduit, wiring devices, tools, motor controls, transformers, lamps, lighting fixtures and hardware, power transmission equipment, telephone station apparatus, key systems, PBXs, data products for local area networks or wide area networks, fiber optic products, and CATV products. These products are sold to customers such as contractors (both industrial and residential), industrial plants, telephone companies, private and public utilities, and commercial users.

         On June 30, 2003 we had orders on hand which totaled approximately $352,517. On June 30, 2004 orders on hand were approximately $447,610. The increase from 2003 to 2004 reflects the generally improved economic conditions that are prevalent on an industry-wide basis in the electrical and communications markets in which the Company operates. The market for electrical products has been affected by the general increase in new construction projects along with increased spending by commercial and industrial customers. In the communications industry, the dramatic decreases in spending that occurred in 2001 and 2002 have been followed by a more stable market environment in 2003 and 2004 to date. We expect that approximately 85% of the orders on hand at June 30, 2004 will be filled within the twelve-month period ending June 30, 2005. Generally, orders placed by customers and accepted by the Company have resulted in sales. However, customers from time to time request cancellation, and the Company has historically allowed such cancellations.

MARKETING

         Graybar sells its products through a network of distribution facilities located in 13 geographical districts throughout the United States. In each district we maintain a main distribution facility and a number of branch distribution facilities, each of which carries an inventory and operates as a wholesale distributor for the territory in which it is located. The main distribution facility in each district carries a substantially larger inventory than the branch facilities so that the branch facilities can call upon the main distribution facility for additional items of inventory. In addition, we operate 14 zone warehouses with both standard and specialized inventory products. The zone warehouses replenish inventories carried at the distribution facilities and make shipments directly to customers. We also have subsidiary operations with distribution facilities located in Puerto Rico, Mexico and Canada.

         Our distribution facilities are shown in the following table:

                                                 Number of Branch
Location of Main                                   Distribution
Distribution Facility                         Facilities in District           Zone Warehouses
---------------------                         ----------------------           ---------------
Boston, MA                                             10                       Austell, GA
City of Industry, CA                                   20                       Charlotte, NC
Dallas, TX                                             13                       Cranbury, NJ
Glendale Heights, IL                                   20                       Fresno, CA
Minneapolis, MN                                        17                       Hamilton, OH
New York, NY                                           14                       Joliet, IL
Norcross, GA                                           19                       Puyallup, WA
Phoenix, AZ                                             9                       Richmond, VA
Pittsburgh, PA                                         19                       Rogers, MN
Richmond, VA                                           16                       Springfield, MO
Seattle, WA                                            10                       Stafford, TX
St. Louis, MO                                          13                       Tampa, FL
Tampa, FL                                              18                       Taunton, MA
                                                                                Youngstown, OH

                                                   Number of
                                                  Distribution
                                                   Facilities
                                                  ------------
Graybar International, Inc.
 Puerto Rico                                            1
Graybar Electric Canada, Ltd.
 Canada                                                25
Graybar de Mexico, S.de R.L. de C.V.
 Mexico City, Mexico                                    1

         Where the specialized nature or size of a particular shipment warrants, Graybar has products shipped directly from its suppliers to the place of use, while in other cases orders are filled from our inventory. On a dollar volume basis, approximately 61% of the orders are filled from inventory and the remainder are shipped directly from the supplier to the place of use. We generally finance our inventory through collections of accounts receivable and accounts payable terms with our suppliers. Graybar's short-term borrowing facilities may be used to finance inventory as needed. Currently, we do not use long-term borrowings for inventory financing. No inventory is pledged as collateral for any borrowings.

         Graybar distributes its products to more than 170,000 customers, which fall into six general classes. The following list shows the estimated percentage of our total sales for each of the last three years and the six-month periods ended June 30, 2003 and 2004, attributable to each of these classes:

                                                                                                        Six Months Ended
                                                             Year Ended December 31,                        June 30,
                                                    ------------------------------------------        --------------------
Class of Customers                                   2001               2002             2003          2003          2004
------------------                                   ----               ----             ----          ----          ----
Electrical Contractors                               37.6%              41.5%            41.5%         42.0%         43.6%
Commercial & Industrial                              21.1               22.4             22.1          22.2          21.8
Telecommunication Companies                          31.6               24.5             22.6          23.4          21.2
Private and Public Power Utilities                    3.4                4.0              4.0           4.0           4.1
International                                         2.9                3.2              4.7           3.9           4.3
Other                                                 3.4                4.4              5.1           4.5           5.0
                                              -------------------------------------------------------------------------------
                                                    100.0%             100.0%           100.0%        100.0%        100.0%
                                              ===============================================================================

         At June 30, 2004, we employed approximately 2,800 persons in sales capacities. Approximately 1,300 of these sales personnel were sales representatives who work in the field making sales to customers at the work site. The remainder of the sales personnel were sales and marketing managers, and telemarketing, advertising, quotation, and counter personnel.

COMPETITION

         The Company believes that it is one of the three largest distributors of electrical and comm/data products in the United States. The field is highly competitive, and the Company estimates that the three largest distributors account for only a small portion of the total market, with the balance of the market being accounted for by several thousand independent distributors and manufacturers operating on a local, state-wide or regional basis.

         While price is an important consideration, the Company believes that it is the service that it is able to offer -- the ability to quickly supply its customers with a broad range of electrical, telecommunications and networking products through conveniently located distribution facilities -- that distinguishes it from most of its competitors, whether they are also distributors or are manufacturers selling direct. The Company's pricing structure for the products it sells reflects the costs associated with the services that it provides and its prices are generally competitive. However, if a customer is not looking for one supplier for a wide range of products and does not require prompt delivery or other services, a competitor that has not incurred these costs may be in a position to offer a better price.

FOREIGN SALES

         Sales by Graybar to customers in foreign countries accounted for approximately five percent of consolidated revenues in 2003 and approximately three percent in both 2002 and 2001. Export activities are handled from Graybar facilities in Texas and California. In addition, subsidiaries of Graybar have operations in Canada and Mexico. Long-lived assets located outside the United States represented less than one percent of our consolidated assets at the end of each of the last three years. We do not have significant foreign currency exposure and do not believe there are any other significant risks attendant to our limited foreign operations.

EMPLOYEES

         At June 30, 2004, we employed approximately 7,600 persons on a full-time basis. Approximately 140 of these persons were covered by union contracts. We have not had a material work stoppage and consider our relations with our employees to be good.

                                 MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

                               Name                                   Office
                               ----                                   ------
         R. A. Reynolds, Jr.* ........................        Director and Chairman of the Board, President
                                                                and Chief Executive Officer

         R. A. Cole...................................        Director and District Vice President

         D. E. DeSousa* ..............................        Director and Senior Vice President-Sales and
                                                                Distribution

         D. B. D'Alessandro*..........................        Director and Vice President and Chief Information
                                                                Officer

         T. F. Dowd*..................................        Director and Vice President, Secretary and General
                                                                Counsel

         L. R. Giglio*................................        Director and Senior Vice President - Operations

         T. S. Gurganous..............................        Director and District Vice President

         J. H. Hinshaw*...............................        Director and Senior Vice President and
                                                                Chief Financial Officer

         G. D. Hodges.................................        Director and District Vice President

         J. H. Kipper.................................        Vice President and Controller

         J. C. Loff...................................        Director and District Vice President

         K. M. Mazzarella*............................        Director and Vice President - Human Resources
                                                                and Strategic Planning

         R. D. Offenbacher*...........................        Director and Senior Vice President - Sales
                                                                and Marketing

         J. N. Reed...................................        Vice President and Treasurer

         K. B. Sparks.................................        Director and District Vice President

         ------------------

         * Members of the Executive Committee of the Board of Directors.

                         DESCRIPTION OF COMMON STOCK

         Graybar's authorized capitalization consists of 10,000,000 shares of Delegated Authority Preferred Stock and 15,000,000 shares of Common Stock. The stated value of the Common Stock is $20.00 per share. As of June 30, 2004 there were 130 holders of Common Stock and 5,313 holders of voting trust certificates for Common Stock. No preferred stock is outstanding.

DIVIDEND RIGHTS

         Dividends may be paid upon the Common Stock at the discretion of the Board of Directors.

VOTING RIGHTS

         Except as otherwise required by law, holders of Common Stock have the exclusive right to vote for the election of directors and for all other purposes. Approximately 95% of the issued and outstanding shares of Common Stock are held by the Voting Trustees under the Voting Trust Agreement. The powers of the Voting Trustees to exercise the voting powers of the Common Stock are described under the heading "Summary of Certain Provisions of the Voting Trust Agreement."

LIQUIDATION RIGHTS

         In the event of voluntary or involuntary dissolution, liquidation or winding-up of Graybar, after payment in full of the amounts required to be paid to any holders of preferred stock, the holders of Common Stock are entitled to share ratably in all remaining assets.

         In the event of dissolution or liquidation of Graybar, if any Preferred Stock is outstanding, the holders would be entitled to receive the par value of the shares plus an amount equal to any dividends accrued thereon to the extent earned but unpaid to the date of payment.

MISCELLANEOUS

         The Common Stock has no conversion, preemptive or subscription rights and there are no sinking fund or redemption provisions applicable thereto. The outstanding Common Stock is, and the shares to be sold under the Common Stock Purchase Plan will be when issued in accordance with the Plan, validly issued, fully paid and non-assessable. Under the New York Business Corporation Law, the ten largest holders of Common Stock are liable under specified conditions for debts, wages or salaries due and not paid by us to any laborers, servants or employees, other than contractors, for services performed by them for us.

REPURCHASE OPTION

         The following is a brief summary of the provisions of our Restated Certificate of Incorporation that place restrictions and limitations on the holding and sale, transfer, pledge or other disposition of Common Stock. These provisions also apply to voting trust certificates.

         No holder of Common Stock may sell, transfer or otherwise dispose of any shares without first offering Graybar the option to purchase those shares within 30 days after the offer for $20.00 per share, with appropriate adjustment for regular dividends, if any, declared and paid at the end of the quarter in which the offer is made. We also have the option to purchase for $20.00 per share, adjusted for dividends, the Common Stock of any stockholder who ceases to be an employee for any reason other than death or retirement on a pension (except a deferred pension) at any time after termination of employment until 30 days after the holder makes an offer to sell the Common Stock to us. In the event of the death of any stockholder, we have the option to purchase all or any part of his Common Stock from his estate for $20.00 per share, adjusted for dividends, at any time after the expiration of one year from the date of death until 30 days after the Common Stock has been offered to us. If the estate offers to sell the shares to us within the one-year period, our option terminates 30 days from the offer. In the past, we have always exercised these options and we expect to continue to do so.

         No stockholder may hypothecate or pledge Common Stock, except under an agreement of hypothecation or pledge containing provisions permitting us to exercise the repurchase options referred to above and to redeem the pledge of shares in the event of default upon payment of the lesser of the amount due on the pledge or the purchase price, with suitable provisions for redemption by the stockholder or payment to him of any balance to which he may be entitled. No stockholder may transfer or place any shares of Common Stock, or voting trust certificates representing shares, into a trust, except that we will, under certain circumstances, permit a transfer or placement upon receipt of a written agreement from the trustees and the stockholder in form satisfactory to us providing that the stockholder retains the right to direct the action to be taken by the trustees on any matter submitted to a vote by holders of Common Stock or voting trust certificates and permitting us to exercise the options referred to above and to redeem the shares, or voting trust certificates representing shares, if any party other than the holder or the trustee shall claim or establish ownership of or interest in the shares, or voting trust certificates representing shares, and requiring the trustees to comply with all provisions of our Restated Certificate of Incorporation relating to the sale, transfer or other disposition of shares.

             DESCRIPTION OF DELEGATED AUTHORITY PREFERRED STOCK

         The Restated Certificate of Incorporation authorizes 10,000,000 shares of a class of "Delegated Authority" Preferred Stock (the "Delegated Authority Preferred"). The term "Delegated Authority" refers to preferred stock, the creation and issuance of which has been authorized in advance by the shareholders and the terms, rights and limitations of which are determined by the Board of Directors of the Company upon issuance.

         The Board of Directors is empowered to authorize and issue shares of Delegated Authority Preferred from time to time in one or more series. Subject to the other provisions of the Company's Restated Certificate of Incorporation and any limitation prescribed by law, the Board of Directors is expressly authorized, at its discretion, to adopt resolutions to issue shares of Delegated Authority Preferred, to fix the number of shares and to change the number of shares constituting any series and to provide for or change the designations, relative rights, preferences and limitations thereof, including in each case voting rights, dividend rights (and whether the dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights (including convertibility into Common Stock) and liquidation preferences of the shares constituting any series of the Delegated Authority Preferred, all without any further action or vote by the shareholders. The Board of Directors will be required to make any determination to issue shares of Delegated Authority Preferred based on its judgment at the time as to the best interests of the Company and its shareholders. The Executive Committee of the Board will have the authority to take any action the complete Board of Directors may take.

         The Company currently has no arrangements, understandings, agreements or commitments with respect to the issuance of any shares of Delegated Authority Preferred, and the Company may never issue any Delegated Authority Preferred.

         If the resolutions adopted by the Board of Directors at the time of issuance so provide, the holders of Delegated Authority Preferred may have voting rights, and shares of Delegated Authority Preferred may not be subject to the provisions of the Restated Certificate of Incorporation providing that holders of Common Stock may not sell, transfer or otherwise dispose of shares without offering the Company the option to purchase them.

         The Delegated Authority Preferred is intended to provide the Company with increased flexibility in meeting future financial and operating requirements because it will be available for issuance from time to time for any proper corporate purpose with such features as determined by the Board of Directors or the Executive Committee of the Board at that time. Such purposes would include, if market conditions warrant, issuance of Delegated Authority Preferred for cash to obtain equity capital for use by the Company.

         It should be noted that any issuance of Delegated Authority Preferred with voting rights might, under certain circumstances, have the effect of delaying or preventing a change in control of the Company by increasing the number of outstanding shares entitled to vote and by increasing the number of votes required to approve a change in control of the Company. Also, shares of voting or convertible Preferred Stock, or rights to purchase such shares, could be issued to render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise. The ability of the Board of Directors to issue such additional shares of Delegated Authority Preferred, with the rights and preferences it deems advisable, could discourage an attempt by a party to acquire control of the Company by tender offer or other means. However, the creation of the Delegated Authority Preferred is not intended to be an anti-takeover measure and the Company is not aware of any third party plans to attempt to gain control of the Company.

         The actual effect of the issuance of shares of Delegated Authority Preferred upon the rights of holders of the Common Stock cannot be determined until the Board of Directors or the Executive Committee of the Board establishes the specific rights of the holders of such Delegated Authority Preferred. However, the effects might include, among other things, restricting priority of dividends on the Common Stock, diluting the voting power of the Common Stock, reducing the book value of the Common Stock, or impairing the liquidation rights of the Common Stock. Holders of Common Stock will not have preemptive rights with respect to the Delegated Authority Preferred.

                 INFORMATION CONCERNING THE VOTING TRUSTEES

         Approximately 95% of the issued and outstanding shares of Common Stock are held of record in the names of D. E. DeSousa, L. R. Giglio, T. S. Gurganous, R. D. Offenbacher and R. A. Reynolds, Jr., as Voting Trustees under the Voting Trust Agreement. As a result, the Voting Trustees share approximately 95% of the voting power with respect to election of directors and certain other matters requiring stockholder approval. Shares of Common Stock held of record by the Voting Trustees are held for the benefit of holders of voting trust certificates issued by the Voting Trustees.

         The Voting Trust Agreement will terminate on March 31, 2007 unless sooner terminated as provided therein.

         The names, positions with the Company and business addresses of the Voting Trustees are as follows:

Name and Position                                                               Business Address
-----------------                                                               ----------------
R. A. Reynolds, Jr., Director and Chairman of the Board,
 President and Chief Executive Officer. . . . . . . . . . . . . . . . .         34 North Meramec Avenue
                                                                                St. Louis, MO  63105

D. E. DeSousa, Director and Senior Vice President-
 Sales and Distribution . . . . . . . . . . . . . . . . . . . . . . . .         34 North Meramec Avenue
                                                                                St. Louis, MO  63105

L. R. Giglio, Director and Senior Vice President-Operations . . . . . .         34 North Meramec Avenue
                                                                                St. Louis, MO 63105

T. S. Gurganous, Director and District Vice President . . . . . . . . .         1510 Tomlynn Street
                                                                                Richmond, VA 23230

R. D. Offenbacher, Director and Senior Vice President,
 Sales and Marketing  . . . . . . . . . . . . . . . . . . . . . . . . .         34 North Meramec Avenue
                                                                                St. Louis, MO  63105


         The sole occupation of each Voting Trustee is his employment with the Company. All communications to the Voting Trustees should be addressed to the Voting Trustees, c/o Graybar Electric Company, Inc., P.O. Box 7231, St. Louis, Missouri 63177.

         As of July 31, 2004, each of the Voting Trustees owned voting trust certificates of record and beneficially as follows:

                                                          Amount      Percent of
Name                                                     Owned(a)     Class Owned
----                                                     --------     -----------
R. A. Reynolds, Jr. . . . . . . . . . . . . . . .         8,782         .163

D. E. DeSousa . . . . . . . . . . . . . . . . . .         1,320         .024

L. R. Giglio  . . . . . . . . . . . . . . . . . .         4,283         .079

T. S. Gurganous . . . . . . . . . . . . . . . . .         5,431         .101

R. D. Offenbacher . . . . . . . . . . . . . . . .         6,573         .122

----------------

(a) The number of shares of Common Stock to which the voting trust certificates relate.

         No person owns of record and beneficially voting trust certificates representing more than 1% of the outstanding Common Stock.

         As of July 31, 2004, all officers and directors as a group owned beneficially, directly and indirectly, voting trust certificates representing 64,660 shares of Common Stock (representing approximately 1% of the outstanding shares).

         None of the Voting Trustees has received or will receive remuneration for serving in that capacity. The table below sets forth the aggregate cash compensation of the Voting Trustees during the year ended December 31, 2003, in their capacities as officers and directors of the Company.

Name of Individual          Capacities in Which Served                         Salary(1)      Bonus (1),(2),(3)
------------------          --------------------------                         ---------      -----------------
R. A. Reynolds, Jr. .       Director and Chairman of the Board,
                              President and Chief Executive Officer            $458,910          $278,852

D. E. DeSousa . . . .       Director and Senior Vice President-
                              Sales and Distribution                            215,668           106,372

L. R. Giglio. . . . .       Director and Senior Vice President-
                              Operations                                        190,974            94,161

T. S. Gurganous . . .       Director and District Vice President                149,664            72,321

R. D. Offenbacher . .       Director and Senior Vice President-
                              Sales and Marketing                               173,633            89,592

----------------
(1) Includes amounts accrued and deferred pursuant to deferred compensation agreements with certain employees who were not eligible to participate in the employee contribution portion of the Profit Sharing and Savings Plan. These agreements provide for deferral of from 2% to 15% of salary in 2003 and 2% to 25% of bonus payments in 2003. Payment of sums deferred will generally be made in five or ten annual installments commencing on retirement or in a lump sum on termination of service other than by retirement. Interest is credited to sums deferred at the rate applicable to the fixed income account of the Profit Sharing and Savings Plan at the end of each calendar quarter.

(2) Bonus paid in March of each year under the Company's Management Incentive Plan with respect to services rendered during the prior year. In 2003, approximately 1,500 persons participated in the Company's Management Incentive Plan, including all officers of the Company. In accordance with this Plan, each participant has a guideline incentive, ranging from 20% to 80% of base salary. This guideline is subject to a year-end adjustment based on performance against Plan goals. The adjustments are based on objective measurements, such as sales, gross margin and net profits, but may be varied at the discretion of the president and district vice presidents. Participants may earn a maximum of 150% of the applicable guideline.

(3)  There was no profit sharing contribution for 2003.

         The Company has a qualified defined benefit pension plan covering all eligible full-time employees. Employees become fully vested after 5 years of service. Generally, employees may retire and begin receiving pensions at the age of 65, or earlier under the following conditions: at age 55 with 20 years or more of service with us, at age 50 with 25 years of service with us, or any age with 30 years of service with us under the plan. Before the September 1, 2001 plan change, employees without 15 years of service between January 1, 1993 and August 31, 2000 were eligible for their pension benefit upon attaining age 60 with 20 years of service.

         An employee's annual pension income is based on the employee's average covered compensation during the 60 consecutive months preceding retirement in which earnings were highest, multiplied by one percent for each year of Company service and offset by an amount which cannot exceed limitations imposed by the Internal Revenue Code. As of December 31, 2003, the years of credited service for the Voting Trustees were as follows: R. A. Reynolds, Jr. 31, D. E. DeSousa 23, L. R. Giglio 25, T. S. Gurganous 30 and
R. D. Offenbacher 35. The amounts of salary and bonus in the compensation table above are substantially equivalent to covered compensation under the plan. To the extent that annual benefits exceed limitations imposed by the Internal Revenue Code, the benefits will be paid out of the general revenues of the Company by means of a supplemental benefits plan.

         The following table sets forth annual benefits that would become payable under our pension plan or supplemental benefits plan based on assumptions as to earnings and years of credited service without giving effect to any applicable Social Security offset.

                                                             Years of Service
                         --------------------------------------------------------------------------------------------
Compensation                20              25               30              35               40             45
                         --------        --------         --------        --------         --------       --------
$  300,000               $ 60,000        $ 75,000         $ 90,000        $105,000         $120,000       $135,000
$  400,000               $ 80,000        $100,000         $120,000        $140,000         $160,000       $180,000
$  600,000               $120,000        $150,000         $180,000        $210,000         $240,000       $270,000
$  800,000               $160,000        $200,000         $240,000        $280,000         $320,000       $360,000
$1,000,000               $200,000        $250,000         $300,000        $350,000         $400,000       $450,000
$1,200,000               $240,000        $300,000         $360,000        $420,000         $480,000       $540,000


         We anticipate that each of the Voting Trustees will acquire a beneficial interest in all or a part of the Common Stock that he will be entitled to purchase under the Plan. The approximate number of shares that each of the Voting Trustees will be entitled to purchase is as follows:

         Name                                          Number of Shares
         ----                                          ----------------
         R. A. Reynolds, Jr.                                1,410
         D. E. DeSousa                                        672
         L. R. Giglio                                         582
         T. S. Gurganous                                      480
         R. D. Offenbacher                                    609

         SUMMARY OF CERTAIN PROVISIONS OF THE VOTING TRUST AGREEMENT

         The statements under this heading relating to the Voting Trust Agreement are summaries and may not contain all the information that may be important to you. Copies of the Voting Trust Agreement are on file at our principal executive office and with the SEC in Washington, D.C. See "Where You Can Find More Information." All section references are to the Voting Trust Agreement.

         General. The Voting Trust Agreement provides for the deposit into the Voting Trust of Common Stock or voting stock of the Company or a successor corporation issued in respect of the Common Stock in connection with a recapitalization or reclassification of the Common Stock or the merger or consolidation of the Company into another corporation. Stock deposited in the Voting Trust may not be withdrawn by the beneficial owner before the expiration or termination of the Voting Trust Agreement. The Voting Trustees do not have any power to sell or dispose of or direct the disposition of shares deposited with them other than to return them to Participating Shareholders in accordance with the Voting Trust Agreement. Certificates representing shares of Common Stock deposited under the Voting Trust Agreement must be deposited, within a reasonable time after receipt by the Voting Trustees, either in a safe deposit box rented by the Voting Trustees or with a depositary bank or trust company located in the County of St. Louis, State of Missouri. No depositary has been appointed. The Voting Trustees have no present intention of appointing a depositary. (Section 6.02)

         The Voting Trust was originally established in 1928 as a security device in connection with the purchase of the wholesale supply business of Western Electric Company, Incorporated. The Voting Trust arrangement has been continued since its inception by the periodic adoption, as permitted by applicable law, of successive Voting Trust Agreements by substantially all of our stockholders. In connection with the adoption of each new Voting Trust Agreement, management has recommended to stockholders that the Voting Trust arrangement be continued because it believed that the operation of the business had been successfully conducted under this arrangement and that it was in the Company's best interests.

         The Voting Trust Agreement will expire March 31, 2007 unless extended or sooner terminated. The Voting Trust Agreement may be terminated at any time by a majority of the Voting Trustees or by the holders of voting trust certificates representing at least 75% of the Common Stock deposited. At any time within six months before the expiration of the Voting Trust Agreement, holders of voting trust certificates may, by agreement in writing with the Voting Trustees and the Company, extend the duration of the Voting Trust Agreement for an additional period not exceeding ten years. Any extension will be binding only upon holders of voting trust certificates who give their consent. (Section 6.04)

         The Voting Trust Agreement may be amended or modified at any time by a majority of the Voting Trustees, the Company and the holders of voting trust certificates representing at least 75% of the number of shares of Common Stock deposited under the Voting Trust Agreement. Any amendment or modification could affect the rights of the then existing holders of voting trust certificates. (Section 6.03)

         The Voting Trust Agreement is governed by the laws of New York. Under the New York Business Corporation Law, holders of voting trust certificates are given the right to inspect our books and records under certain circumstances. We intend to furnish copies of our Annual Report to holders of voting trust certificates. (Section 6.08)

         Voting Trustees. Voting Trustees must be employees of the Company. Any Voting Trustee who for any cause, including retirement on a pension, ceases to be an employee automatically ceases to be a Voting Trustee. Voting Trustees may at any time resign and may be removed by holders of voting trust certificates representing at least 66 2/3% of the number of shares of Common Stock deposited under the Voting Trust Agreement. (Section 5.01)

         Vacancies in the office of Voting Trustee will be filled by a majority of the remaining Voting Trustees, unless there shall be less than three Voting Trustees in office, in which event the vacancies shall be filled by the Company directors. No Voting Trustee who has been previously removed from office may be redesignated or elected a Voting Trustee without the approval of holders of voting trust certificates representing at least 66 2/3% of the Common Stock deposited under the Voting Trust Agreement. (Section 5.01)

         The Voting Trust Agreement provides that the Voting Trustees shall exercise their best judgment in securing the election of suitable directors and in voting on or consenting to other matters. Voting Trustees may be, and may vote for themselves as, the Company directors. No person is disqualified from acting as a Voting Trustee by reason of any personal interest in the Company and a Voting Trustee may deal with the Company as fully as if he were not an officer. The Voting Trustees may execute any of the trusts or powers or perform any of the duties under the Voting Trust Agreement either directly or by or through agents or attorneys appointed by them. Any action required or permitted to be taken by the Voting Trustees may be taken by vote or written consent of a majority of the Voting Trustees. (Sections 5.02 and 5.03)

         Voting Trustees and their agents and attorneys are not liable to holders of voting trust certificates or the Company except for their individual willful misconduct. We have agreed to indemnify the Voting Trustees and their agents or attorneys for, and to hold them harmless against, any tax, loss, liability or expense incurred for any reason, except their own individual willful misconduct, arising out of or in connection with the acceptance or administration of the Voting Trust and the performance of their duties and obligations and the exercise of their rights and powers under the Voting Trust. The Voting Trustees have been informed that in the opinion of the SEC indemnification for liabilities arising under the Securities Act is against public policy and is unenforceable. We have also agreed to pay reasonable expenses incurred by the Voting Trustees in connection with the performance of their duties and obligations under the Voting Trust Agreement.

         In consideration of the Voting Trustees agreement to serve in that capacity for the benefit of the holders of voting trust certificates, the Voting Trust Agreement provides that, in the event the Company fails or is unable to provide indemnification or pay expenses, the holders of voting trust certificates will do so. In that event, the responsibility for indemnification will be allocated among them ratably in proportion to the Common Stock represented by their voting trust certificates. The obligations of the Company and the holders of Voting Trust Certificates are payable from any funds or other assets held by the Voting Trustees for their respective accounts. (Sections 5.03 and 5.04)

         No bond is to be posted by the Voting Trustees with respect to their performance under the Voting Trust Agreement.

         Voting. The Voting Trustees are entitled in their discretion and using their best judgment to vote on or consent to the election of directors and, except as described below, the ratification, approval or disapproval of any other action or proposed action. The Voting Trustees, each of whom is currently a Company director, are specifically authorized to vote for themselves as directors under the terms of the Voting Trust Agreement. The Voting Trustees may not, without the consent of the holders of voting trust certificates representing at least 75% of the Common Stock then deposited under the Voting Trust Agreement, vote on or consent to the merger or consolidation of the Company into another corporation, the sale of all or substantially all of the Company's assets or our liquidation and dissolution. (Sections 4.02 and 5.02)

         Dividends. All dividends payable with respect to Common Stock deposited under the Voting Trust Agreement are payable to the Voting Trustees as the owners of record of these shares. The Voting Trustees will retain, under the terms of the Voting Trust Agreement, all shares of Common Stock received as a stock dividend. The Voting Trustees will deliver to each holder of a voting trust certificate representing Common Stock on which a stock dividend has been paid an additional voting trust certificate for the shares received as a dividend. The Voting Trustees will pay or cause to be paid to the holders of voting trust certificates an amount equal to any cash dividends received and any distribution made to holders of Common Stock other than in cash or Common Stock or as a result of recapitalization or reclassification of the Common Stock or a reorganization of the Company. (Section 4.03)

         Subscription Offers and Employee Plans. Common Stock subscribed for on behalf of, or acquired by, a holder of a voting trust certificate pursuant to a subscription offer or employee plan or otherwise must be deposited with the Voting Trustees and will be held by them under the terms of the Voting Trust Agreement. The Voting Trustees will deliver additional voting trust certificates to the holders of voting trust certificates on whose behalf Common Stock was so deposited. (Sections 4.04 and 4.05)

         Recapitalization or Reclassification of Common Stock. In the event of a recapitalization or reclassification of the Common Stock, the Voting Trustees will hold, under the terms of the Voting Trust Agreement, shares of voting stock issued in respect of Common Stock deposited under the Voting Trust Agreement. In this case, the existing voting trust certificates may remain outstanding or the Voting Trustees may substitute new certificates in appropriate form. (Section 4.06)

         Reorganization of the Company. Depending on the terms of any agreement under which the Company may be merged or consolidated into another corporation, the Voting Trustees either will hold, under the terms of the Voting Trust Agreement, any shares of voting stock of the successor corporation issued in respect of the Common Stock deposited under the Voting Trust Agreement (in which case the existing voting trust certificates may remain outstanding or the Voting Trustees may substitute new certificates in appropriate form), or will distribute those shares to the holders of voting trust certificates based on the Common Stock represented by their voting trust certificates. In any event, any other consideration received as a result of a reorganization will be distributed ratably to the holders of voting trust certificates. (Section 4.08)

         Dissolution of the Company. In the event of the dissolution and liquidation of the Company, the Voting Trustees will distribute any money, securities, rights or property received by them as the record owners of Common Stock ratably to the holders of voting trust certificates. (Section 4.07)

         Restrictions on Transfer, and Right of the Company to Repurchase Voting Trust Certificates Under Certain Circumstances. The Voting Trust Agreement provides that the Voting Trustees do not need to recognize any claim of a holder of a voting trust certificate who has obtained a certificate in contravention of any of the provisions of our Certificate of Incorporation in effect at the time. It further provides that voting trust certificates issued under the Voting Trust Agreement are held by each holder under the same terms and conditions upon which Common Stock is held under the provisions of our Certificate of Incorporation. (Sections 3.01 and 4.09) See "Description of Common Stock -- Repurchase Option."

                                LEGAL MATTERS

         Matters of New York law relating to the validity of the Common Stock and the voting trust certificates will be passed upon by Winston & Strawn LLP, 200 Park Avenue, New York, New York 10166, counsel for the Company and the Voting Trustees.

                                   EXPERTS

         The consolidated financial statements and schedules at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, appearing or incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, as shown in their report appearing and incorporated by reference in this prospectus, and are included or incorporated by reference herein in reliance upon their report given upon their authority as experts in accounting and auditing.

                     WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

      Public Reference Room         Northeast Regional Office     Midwest Regional Office
      450 Fifth Street, N.W.               233 Broadway           175 W. Jackson Boulevard
            Room 1024               New York, New York 10279            Suite 900
      Washington, D.C. 20549                                      Chicago, Illinois 60604

         You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, information statements and other information about issuers, including us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

         The SEC allows us to "incorporate by reference" information into this document. This means that we can disclose important information to you by referring you to another document we filed with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

         This document incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about the Company and its financial condition.

         SEC FILING                                  PERIOD
         ----------                                  ------

         Annual Report on Form 10-K                  Filed March 26, 2004
         Quarterly Report on Form 10-Q               Filed May 11, 2004
         Quarterly Report on Form 10-Q               Filed August 12, 2004

         We incorporate by reference additional documents that we may file with the SEC between the date of this document and December 10, 2004.

         You may obtain any of the documents incorporated by reference in this document through us or from the SEC through the SEC's web site at the address provided above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents. Requests should be directed to Thomas F. Dowd, Esq., Vice President, Secretary and General Counsel, Graybar Electric Company, Inc., P.O. Box 7231, St. Louis, Missouri 63177, telephone number (314) 573-9200.

                                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                         Page
                                                                                                         ----
Report of Independent Registered Public Accounting Firm.   .   .    .   .   .   .  .   .   .   .   .  .   F-2

Consolidated Balance Sheets as of December 31, 2002 and 2003 (audited) and June 30,
  2004 (unaudited)  .    .   .   .    .   .   .   .   .    .   .    .   .   .   .  .   .   .   .   .  .   F-3

Consolidated Statements of Income and Retained Earnings - years ended
  December 31, 2001, 2002 and 2003 (audited) and six-month periods ended
  June 30, 2003 and 2004
  (unaudited)   .   .    .   .   .    .   .   .   .   .    .   .   .   .   .    .  .   .   .   .   .  .   F-4

Consolidated Statements of Cash Flows - years ended December 31, 2001, 2002 and
  2003 (audited) and six-month periods ended June 30, 2003 and 2004 (unaudited) .  .   .   .   .   .  .   F-5

Consolidated Statements of Changes in Shareholders' Equity - years ended December 31,
  2001, 2002 and 2003 (audited) and six-month period ended June 30, 2004 (unaudited)   .   .   .   .  .   F-6

Notes to Consolidated Financial Statements    .   .   .    .   .   .   .   .   .   .   .   .   .   .  .   F-7







                                     F-1


           Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Graybar Electric Company, Inc.

We have audited the accompanying consolidated balance sheets of Graybar Electric Company, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income and retained earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Graybar Electric Company, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill effective January 1, 2002.

/s/ ERNST & YOUNG LLP

St. Louis, Missouri
March 3, 2004




                                     F-2


                                         GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                                  CONSOLIDATED BALANCE SHEETS
                               DECEMBER 31, 2002 AND 2003 (AUDITED) AND JUNE 30, 2004 (UNAUDITED)
                                   (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)
                                                            ASSETS
                                                                                                                       JUNE 30,
                                                                                                  DECEMBER 31,           2004
                                                                                                  2002          2003  (UNAUDITED)
                                                                                            ------------------------  -----------
Current Assets
  Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $     20,826   $    19,161  $    24,217
  Trade receivables (less allowances of $6,307, $7,199 and $7,399, respectively). .            504,102       556,967      609,420
  Merchandise inventory . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            515,691       483,333      497,435
  Other current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             17,270        17,815       16,806
                                                                                          ------------   -----------  -----------
    Total current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1,057,889     1,077,276    1,147,878
                                                                                          ------------   -----------  -----------
Property, at cost
  Land. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             25,601        27,092       29,922
  Buildings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            235,205       237,840      241,755
  Furniture and fixtures. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            167,371       163,932      162,583
  Software. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             50,236        76,339       76,906
  Capital leases. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             24,159        23,987       23,987
                                                                                          ------------   -----------  -----------
                                                                                               502,572       529,190      535,153
  Less - Accumulated depreciation and amortization. . . . . . . . . . . . . . . . .            209,189       223,585      237,890
                                                                                          ------------   -----------  -----------
                                                                                               293,383       305,605      297,263
                                                                                          ------------   -----------  -----------
Deferred Income Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             24,294        10,402        6,454
                                                                                          ------------   -----------  -----------
Other Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             24,605        28,847       27,361
                                                                                          ------------   -----------  -----------
                                                                                          $  1,400,171   $ 1,422,130  $ 1,478,956
                                                                                          ============   ===========  ===========
                                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Short-term borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $        ---   $       ---  $    75,963
  Current portion of long-term debt . . . . . . . . . . . . . . . . . . . . . . . .             23,314        22,872       32,756
  Trade accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            498,855       536,179      523,092
  Accrued payroll and benefit costs . . . . . . . . . . . . . . . . . . . . . . . .             22,667        36,292       30,622
  Other accrued taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             12,036        13,684       14,985
  Dividends payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              6,802         6,469          ---
  Other payables and accruals . . . . . . . . . . . . . . . . . . . . . . . . . . .             48,582        45,168       60,114
                                                                                          ------------   -----------  -----------
     Total current liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . .            612,256       660,664      737,532
                                                                                          ------------   -----------  -----------
Postretirement Benefits Liability . . . . . . . . . . . . . . . . . . . . . . . . .             77,586        77,636       78,236
                                                                                          ------------   -----------  -----------
Pension Liability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             55,776        40,895       40,895
                                                                                          ------------   -----------  -----------
Long-term Debt. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            266,710       254,381      229,725
                                                                                          ------------   -----------  -----------
Other Non-current Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . .                 --           971          863
                                                                                          ------------   -----------  -----------
                                                      SHARES AT                SHARES AT
                                                     DECEMBER 31,               JUNE 30,
                                              --------------------------       ----------
Shareholders' Equity                               2002             2003          2004
                                                   ----             ----          ----
 Capital stock-
 Preferred, par value $20 per share,
    authorized 300,000 shares-
    Issued to shareholders                        2,337            2,173            2,173

    In treasury, at cost                            (87)             (52)          (2,173)
                                              ---------        ---------       ----------
    Outstanding                                   2,250            2,121                0           45            43            0
                                              ---------        ---------       ---------- ------------   -----------  -----------
  Common, stated value $20 per share,
    Authorized                                7,500,000        7,500,000       15,000,000
    Issued to voting trustees                 5,879,436        5,609,313        5,620,612
    Issued to shareholders                      311,549          290,389          290,435
    In treasury, at cost                        (27,380)         (28,343)        (205,943)
                                              ---------        ---------       ----------
    Outstanding                               6,163,605        5,871,359        5,705,104      123,272       117,427      114,102
                                              ---------        ---------       ---------- ------------   -----------  -----------
  Common shares subscribed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,124           614          387

  Retained earnings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         309,434       306,030      312,807
                                                                                          ------------   -----------  -----------

  Accumulated other comprehensive income (loss). . . . . . . . . . . . . . . . . . . .         (44,958)      (35,962)     (35,247)
     Less - Subscriptions receivable . . . . . . . . . . . . . . . . . . . . . . . . .           1,074           569          344
                                                                                          ------------   -----------  -----------
     Total Shareholders' Equity. . . . . . . . . . . . . . . . . . . . . . . . . . . .         387,843       387,583      391,705
                                                                                          ------------   -----------  -----------
                                                                                          $  1,400,171   $ 1,422,130  $ 1,478,956
                                                                                          ============   ===========  ===========

                               See accompanying Notes to Consolidated Financial Statements

                                     F-3


                                        GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                    CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                   FOR THE THREE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND
                                      SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)

                                   (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)

                                                                                                         SIX MONTHS ENDED
                                                                  FOR THE YEARS ENDED                        JUNE 30,
                                                                      DECEMBER 31,                         (UNAUDITED)
                                                       ------------------------------------------    -------------------------
                                                           2001            2002           2003          2003           2004
                                                           ----            ----           ----          ----           ----
Sales, net of returns and allowances  . . . .          $ 4,829,862      $3,986,954     $3,813,272    $1,816,647     $1,985,960
  Less - Cash discounts . . . . . . . . . . .              (13,380)        (12,062)       (10,820)       (5,321)        (5,742)
                                                       -----------      ----------     ----------    ----------     ----------
     Net Sales. . . . . . . . . . . . . . . .            4,816,482       3,974,892      3,802,452     1,811,326      1,980,218
                                                       -----------      ----------     ----------    ----------     ----------
Cost of Merchandise Sold. . . . . . . . . . .           (3,934,719)     (3,229,791)    (3,067,986)   (1,457,700)    (1,584,760)
                                                       -----------      ----------     ----------    ----------     ----------
     Gross Margin . . . . . . . . . . . . . .              881,763         745,101        734,466       353,626        395,458
Selling, General and Administrative expenses              (718,381)       (627,015)      (626,199)     (325,637)      (349,077)
Taxes,  other than income taxes . . . . . . .              (46,950)        (41,297)       (40,119)           --             --
Depreciation and amortization . . . . . . . .              (33,422)        (34,636)       (37,253)      (17,785)       (18,607)
                                                       -----------      ----------     ----------    ----------     ----------
     Income from operations . . . . . . . . .               83,010          42,153         30,895        10,204         27,774
Other Income, net . . . . . . . . . . . . . .                7,364           3,313          8,040         4,658          1,503
Interest Expense  . . . . . . . . . . . . . .              (39,073)        (26,301)       (24,128)      (11,771)       (11,932)
Loss on debt extinguishment . . . . . . . . .                   --            (545)            --            --             --
                                                       -----------      ----------     ----------    ----------     ----------
Income Before Provision for Income Taxes  . .               51,301          18,620         14,807         3,091         17,345
                                                       -----------      ----------     ----------    ----------     ----------
Provision for Income Taxes
  Current . . . . . . . . . . . . . . . . . .              (22,915)         (7,233)         7,690          (515)        (3,636)
  Deferred. . . . . . . . . . . . . . . . . .                3,302              14        (14,032)         (721)        (3,475)
                                                       -----------      ----------     ----------    ----------     ----------
     Total provision for income taxes . . . .              (19,613)         (7,219)        (6,342)       (1,236)        (7,111)
                                                       -----------      ----------     ----------    ----------     ----------
Net Income. . . . . . . . . . . . . . . . . .               31,688          11,401          8,465         1,855         10,234
                                                       -----------      ----------     ----------    ----------     ----------
Retained Earnings, beginning of period  . . .              290,405         310,521        309,434       309,434        306,030
  Cash dividends
     Preferred, $1.00 per share each year . .                   (3)             (2)            (2)           (1)            (1)
     Common, $2.00 per share each year  . . .              (11,569)        (12,486)       (11,867)       (3,619)        (3,456)
  Common Stock dividend . . . . . . . . . . .                   --              --             --            --             --
                                                       -----------      ----------     ----------    ----------     ----------
Retained Earnings, end of period. . . . . . .          $   310,521      $  309,434     $  306,030    $  307,669     $  312,807
                                                       ===========      ==========     ==========    ==========     ==========
Net Income per share of Common Stock. . . . .          $      5.42      $     1.83     $     1.41    $      .31     $     1.77
                                                       -----------      ----------     ----------    ----------     ----------






                                 See accompanying Notes to Consolidated Financial Statements.

                                     F-4


                                          GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                     FOR THE THREE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND
                                        SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)

                                                       (STATED IN THOUSANDS)

                                                                                                               SIX MONTHS ENDED
                                                                      FOR THE YEARS ENDED                           JUNE 30,
                                                                          DECEMBER 31,                            (UNAUDITED)
                                                              -------------------------------------         ---------------------
                                                                2001           2002          2003              2003         2004
                                                                ----           ----          ----              ----         ----
CASH FLOWS FROM OPERATIONS
  Net Income . . . . . . . . . . . . . . . . . . . . .        $ 31,688       $ 11,401       $ 8,465          $  1,855     $ 10,234
                                                              --------       --------       -------          --------     --------
  Adjustments to reconcile net income
   to cash provided (used) by operations-
     Depreciation and amortization . . . . . . . . . .          33,422         34,636        37,253            17,785       18,607
     Deferred income taxes . . . . . . . . . . . . . .          (3,302)           (14)       14,032               721        3,475
     Gain on sale of property  . . . . . . . . . . . .          (2,677)            --        (4,752)           (3,038)          --
     Changes in assets and liabilities:
       Trade receivables . . . . . . . . . . . . . . .         172,794         88,650       (52,865)          (45,835)     (52,453)
       Merchandise inventory . . . . . . . . . . . . .         135,778         97,285        32,358            11,405      (14,102)
       Other current assets  . . . . . . . . . . . . .          11,002         (2,828)         (545)           (6,161)       1,009
       Other assets. . . . . . . . . . . . . . . . . .           1,633          3,655        (5,229)           (3,635)       1,486
       Trade accounts payable. . . . . . . . . . . . .         (37,995)        (7,988)       37,324            87,091      (13,087)
       Accrued payroll and benefit costs . . . . . . .         (31,380)        (4,149)       13,625            (2,254)      (5,670)
       Other accrued liabilities . . . . . . . . . . .         (30,050)        (7,269)       (5,951)            2,948       17,927
                                                              --------       --------       -------          --------     --------
                                                               249,225        201,978        65,250            59,027      (42,808)
                                                              --------       --------       -------          --------     --------

  Net cash flow provided (used) by operations. . . . .         280,913        213,379        73,715            60,882      (32,574)
                                                              --------       --------       -------          --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from sale of property . . . . . . . . . .           3,974          5,689        15,896             5,065           57
    Capital expenditures for property. . . . . . . . .         (53,985)       (55,532)      (50,824)          (40,258)     (10,322)
    Investment in joint venture. . . . . . . . . . . .           1,405            360           987                --           --
                                                              --------       --------       -------          --------     --------
  Net cash flow used by investing activities . . . . .         (48,606)       (49,483)      (33,941)          (35,193)     (10,265)
                                                              --------       --------       -------          --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in short-term borrowings . .        (307,462)       (98,737)           --                --       75,963
    Proceeds from long-term debt . . . . . . . . . . .         100,000             --            --                --           --
    Repayment of long-term debt  . . . . . . . . . . .         (21,439)       (46,430)      (16,691)           (9,819)     (13,573)
    Principal payments under capital leases. . . . . .          (3,866)        (4,890)       (6,694)           (2,556)      (1,199)
    Sale of Common Stock . . . . . . . . . . . . . . .             402         15,191           506               252          225
    Purchases of treasury stock. . . . . . . . . . . .          (5,861)        (6,299)       (6,358)           (3,639)      (3,595)
    Dividends paid . . . . . . . . . . . . . . . . . .         (11,616)       (11,984)      (12,202)          (10,423)      (9,926)
                                                              --------       --------       -------          --------     --------
  Net cash flow provided (used) by financing activities       (249,842)      (153,149)      (41,439)          (26,185)      47,895
                                                              --------       --------       -------          --------     --------
Net Increase (Decrease) in Cash. . . . . . . . . . . .         (17,535)        10,747        (1,665)             (496)       5,056
                                                              --------       --------       -------          --------     --------
Cash, Beginning of Period  . . . . . . . . . . . . . .          27,614         10,079        20,826            20,826       19,161
                                                              --------       --------       -------          --------     --------
Cash, End of Period. . . . . . . . . . . . . . . . . .        $ 10,079       $ 20,826       $19,161          $ 20,330     $ 24,217
                                                              --------       --------       -------          --------     --------


                                   See accompanying Notes to Consolidated Financial Statements.

                                     F-5


                                          GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                                    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                     FOR THE THREE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND
                                            SIX MONTHS ENDED JUNE 30, 2004 (UNAUDITED)

                                                       (STATED IN THOUSANDS)

                                                                            COMMON                        ACCUMULATED
                                                                            STOCK                            OTHER
                                            COMMON       PREFERRED        SUBSCRIBED,      RETAINED      COMPREHENSIVE
                                            STOCK          STOCK           UNISSUED        EARNINGS      INCOME (LOSS)    TOTAL
                                          ---------      ---------        -----------      --------      -------------  ---------
December 31, 2000                         $ 119,828      $      57        $      49        $ 290,405       $    (542)   $ 409,797
                                          =========      =========        =========        =========       =========    =========
Net income                                                                                    31,688                       31,688
Currency translation adjustments                                                                                (267)        (267)
Cumulative impact of adoption of
   SFAS 133 (net of tax of $877)                                                                              (1,342)      (1,342)
Unrealized gain/(loss) from interest
   rate swap (net of tax of $317)                                                                               (590)        (590)
Minimum pension liability (net of
   tax of $9,125)                                                                                            (14,763)     (14,763)
                                                                                                                        ---------
Comprehensive income                                                                                                       14,726
                                                                                                                        ---------
Stock issued                                    451                                                                           451
Stock redeemed                               (5,855)            (6)                                                        (5,861)
Advance payments                                                                (49)                                          (49)

Dividends declared                                                                           (11,572)                     (11,572)
                                          ---------      ---------        ---------        ---------       ---------    ---------
December 31, 2001                         $ 114,424      $      51        $       0        $ 310,521       $ (17,504)   $ 407,492
                                          =========      =========        =========        =========       =========    =========
Net income                                                                                    11,401                       11,401
Currency translation adjustments                                                                                (441)        (441)
Unrealized gain/(loss) from interest
   rate swap (net of tax of $1,536)                                                                           (2,374)      (2,374)
Minimum pension liability (net of
   tax of $15,621)                                                                                           (24,639)     (24,639)
                                                                                                                        ---------
Comprehensive income (loss)                                                                                               (16,053)
                                                                                                                        ---------
Stock issued                                 15,141                                                                        15,141
Stock redeemed                               (6,293)            (6)                                                        (6,299)
Advance payments                                                                 50                                            50
Dividends declared                                                                           (12,488)                     (12,488)
                                          ---------      ---------        ---------        ---------       ---------    ---------
December 31, 2002                         $ 123,272      $      45        $      50        $ 309,434       $ (44,958)   $ 387,843
                                          =========      =========        =========        =========       =========    =========
Net income                                                                                     8,465                        8,465
Currency translation adjustments                                                                               2,585        2,585
Unrealized gain/(loss) from interest
   rate swap (net of tax of $426)                                                                                673          673
Minimum pension liability (net of
   tax of $3,638)                                                                                              5,738        5,738
                                                                                                                        ---------
Comprehensive income                                                                                                       17,461
                                                                                                                        ---------
Stock issued                                    511                                                                           511
Stock redeemed                               (6,356)            (2)                                                        (6,358)
Advance payments                                                                 (5)                                           (5)

Dividends declared                                                                           (11,869)                     (11,869)
                                          ---------      ---------        ---------        ---------       ---------    ---------
December 31, 2003                         $ 117,427      $      43        $      45        $ 306,030       $ (35,962)   $ 387,583
                                          =========      =========        =========        =========       =========    =========
Net income                                                                                    10,234                       10,234
Currency translation adjustments                                                                                 (48)         (48)
Unrealized gain/(loss) from interest
   rate swap (net of tax of $485)                                                                                763          763
                                                                                                                        ---------
Comprehensive income                                                                                                       10,949
                                                                                                                        ---------
Stock issued                                    227                                                                           227
Stock redeemed                               (3,552)           (43)                                                        (3,595)
Advance payments                                                                 (2)                                           (2)
Dividends declared                                                                            (3,457)                      (3,457)
                                          ---------      ---------        ---------        ---------       ---------    ---------
June 30, 2004                             $ 114,102      $       0        $      43        $ 312,807       $ (35,247)   $ 391,705
                                          =========      =========        =========        =========       =========    =========

                                    See accompanying Notes to Consolidated Financial Statements

                                     F-6


               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

         Graybar Electric Company, Inc. is engaged internationally in the distribution of electrical, telecommunications and networking products and the provision of related supply chain management and logistics services, primarily to contractors, industrial plants, telephone companies, power utilities, and commercial users. All products sold by the Company are purchased by the Company from others. The Company's business activity is primarily with customers in the United States; however, the Company has limited sales activity in several international locations.

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of Graybar Electric Company, Inc. and its subsidiary companies. All significant intercompany balances and transactions have been eliminated. The condensed financial statements as of June 30, 2003 and 2004 and for the six-month period then ended included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these condensed financial statements be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report on Form 10-K.

         In the opinion of the Company, the condensed financial statements as of June 30, 2003 and 2004 and for the six-month period then ended includes all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the financial statements presented. Such interim financial information is subject to year-end adjustments and independent audit. Results for interim periods are not necessarily indicative of results to be expected for the full year.

REVENUE RECOGNITION

       Revenue is recognized when products are shipped and title transfers to the customer. Shipping and handling costs are primarily recorded in cost of merchandise sold, with the exception of costs totaling $18,618, $14,705 and $15,521 in 2001, 2002 and 2003, respectively, and $7,761 and $13,623 for the six months ended June 30, 2003 and 2004, respectively, which are included in selling, general and administrative expenses.

ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RECLASSIFICATIONS

         Certain reclassifications of prior year presentations have been made to conform to the 2003 presentation.

CASH AND CASH EQUIVALENTS

         The Company classifies cash on hand, deposits in banks and other short-term, highly liquid investments with an original maturity of three months or less as cash and cash equivalents.

MERCHANDISE INVENTORY

         Inventory is stated at the lower of cost (determined using the last-in, first-out (LIFO) cost method) or market. LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current revenues. At December 31, 2002 and 2003 first-in, first-out (FIFO) inventory approximated LIFO inventory. Had the FIFO method been used, inventory would have been approximately $8,000 greater than reported under the LIFO method at June 30, 2004. The Company liquidated a portion of a previously created LIFO layer in 2002 and 2003, resulting in an increase in cost of goods sold of $5,446 and $2,081, respectively.

                                     F-7


               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUPPLIER VOLUME INCENTIVES

         The Company's agreements with many of its suppliers provide for the Company to earn incentives based on purchases during the agreement period. The Company estimates the amount to be received from suppliers at the end of each reporting period based on the earnout level that the Company estimates is probable of being achieved. The Company records the incentive ratably over the year as a reduction of cost of sales as related inventory is sold. Changes in the estimated amount of incentives are treated as changes in estimate and are recognized using a cumulative catch-up adjustment.

PROPERTY AND DEPRECIATION

         The Company provides for depreciation and amortization using the straight-line method over the following estimated useful lives of the assets:

      Buildings  . .  . . . . .  . . . . .  . . .      42 years
      Permanent fixtures--leased property . . . .      Over the lives of the respective leases
      Furniture, fixtures and equipment  .  . . .      4 to 14 years
      Capital leases  . . . . .  . . . . .  . . .      Over the lives of the respective leases

         Depreciation expense was $26,253, $27,744 and $26,039 in 2001, 2002 and 2003, respectively, and $13,199 and $12,389 for the six months ended June 30, 2003 and 2004, respectively.

         At the time property is retired, or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to other income.

         Property under capital leases is recorded in property with the corresponding obligations carried in long-term debt. The amount capitalized is the present value at the beginning of the lease term of the aggregate future minimum lease payments.

         Maintenance and repairs are expensed as incurred. Major renewals and betterments that extend the life of the property are capitalized.

         The Company capitalizes interest expense on major construction and development projects while in progress. Interest capitalized in 2002, 2003 and the six months ended June 30, 2004 was $1,505, $776 and $0, respectively.

         The Company capitalizes qualifying internal and external costs incurred to develop or obtain software for internal use during the application development stage. Costs incurred during the pre-application development and post-implementation stages are expensed as incurred. During 2002, 2003 and the six months ended June 30, 2004, the Company capitalized $48,726, $26,103 and $567, respectively. The estimated useful life of the software is eight years.

CREDIT RISK

         Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company performs ongoing credit evaluations of its customers, and a significant portion of trade receivables is secured by lien or bond rights. The Company maintains allowances for potential credit losses, and such losses historically have been within management's expectations.

DERIVATIVE FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards (SFAS) No. 133, as amended by SFAS No. 138 and SFAS No. 149, "Accounting for Derivative Instruments and Hedging Activities", requires the Company to recognize all derivative instruments on the balance sheet at fair value. The Company has entered into an interest rate swap agreement that effectively converts its floating rate payments to a fixed-rate basis. The Company manages interest rates on amounts due under certain operating leases through its swap agreement. The Company's interest rate swap agreement is designated as a cash flow hedge.

                                     F-8



               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         On an ongoing basis, the Company reflects the current fair value of the interest rate swap on its balance sheet. At June 30, 2004 the Company has recorded a liability of $4,689 in Other Payables and Accruals on the balance sheet for the fair value of the swap. The effective portion of the related gains or losses on the swap are deferred in accumulated other comprehensive income. Because the swap is completely effective, no ineffectiveness was recorded in the consolidated statements of income during 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, respectively. Unrealized net losses of $590 (net of tax) and $2,374 (net of tax) and an unrealized net gain of $673 (net of tax) related to the swap were recorded in accumulated other comprehensive income during the twelve month periods ended December 31, 2001, 2002 and 2003, respectively. An unrealized net loss of $560 (net of tax) and an unrealized net gain of $763 (net of tax) related to the swap were recorded in accumulated other comprehensive income during the six months ended June 30, 2003 and 2004, respectively. At June 30, 2004 an unrealized net loss of $2,870 (net of tax) is recorded in accumulated other comprehensive income. These deferred gains and losses are recognized in income in the period in which the related interest payments being hedged are recognized in expense.

GOODWILL

         On January 1, 2002 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are rather tested annually for impairment. The effect of amortization expense related to goodwill on net income in periods prior to 2002 was not material. As of June 30, 2004 the Company has completed its annual impairment test and concluded that there is no impairment of the Company's goodwill. At June 30, 2004 the Company has $6,680 of goodwill included in Other Assets on the balance sheet.

2.   INCOME TAXES

         The provisions for income taxes recorded in the Consolidated Statements of Income and Retained Earnings are as follows:

                                                             YEARS ENDED DECEMBER 31:
                                                     2001               2002               2003
                                                     ----               ----               ----
Federal income tax
    Current . . . . . . . . . . . . . . .         $21,804          $   6,724          $  (8,197)
    Deferred. . . . . . . . . . . . . . .          (3,087)               693             13,115
State income tax
    Current . . . . . . . . . . . . . . .           1,111                509                507
    Deferred. . . . . . . . . . . . . . .            (215)              (707)               917
                                                  -------          ---------          ---------
Financial statement
  income tax provision. . . . . . . . . .         $19,613          $   7,219          $   6,342
                                                  =======          =========          =========

         Deferred income taxes are provided based upon differences between the financial statement and tax bases of assets and liabilities. The following deferred tax assets (liabilities) are recorded at December 31:

Assets/(Liabilities)                                                    2002                2003
--------------------                                                    ----                ----
Postretirement benefits . . . . . . . . . . . . . . .                $30,181             $30,201
Payroll accruals  . . . . . . . . . . . . . . . . . .                  3,419               3,287
Bad debt reserves . . . . . . . . . . . . . . . . . .                  2,238               2,651
Other deferred tax assets . . . . . . . . . . . . . .                 11,444              11,748
Accrued (prepaid) pension . . . . . . . . . . . . . .                 17,213              11,268
Inventory . . . . . . . . . . . . . . . . . . . . . .                  4,474              (1,721)
Fixed asset depreciation. . . . . . . . . . . . . . .                (14,264)            (15,586)
Fixed asset gains . . . . . . . . . . . . . . . . . .                 (7,392)             (9,542)
Computer software . . . . . . . . . . . . . . . . . .                 (1,945)             (7,149)
Other deferred tax liabilities. . . . . . . . . . . .                (10,628)             (8,588)
                                                                     -------             -------
                                                                     $34,740             $16,569
                                                                     =======             =======

                                     F-9


               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


2.   INCOME TAXES (CONTINUED)

         Deferred tax assets included in Other Current Assets were $10,446 and $6,167 in 2002 and 2003, respectively. The Company's deferred tax assets include state net operating loss carryforwards of $2,690 and $5,938 as of December 31, 2002 and 2003, respectively, that expire from 2006 to 2022. Valuation allowances of $529 and $2,191 have been established for a portion of these deferred tax assets as of December 31, 2002 and 2003, respectively.

         A reconciliation between the "statutory" federal income tax rate and the effective tax rate in the Consolidated Statements of Income and Retained Earnings is as follows:

                                                           YEARS ENDED DECEMBER 31:
                                                     2001            2002            2003
                                                     ----            ----            ----
       "Statutory" tax rate . . . . . . . . . .      35.0%           35.0%           35.0%
       State and local income taxes,
         net of federal benefit . . . . . . . .      (0.2)           (3.2)            2.4
       Other, net . . . . . . . . . . . . . . .       3.4             7.0             5.4
                                                     ----            ----            ----
       Effective tax rate . . . . . . . . . . .      38.2%           38.8%           42.8%
                                                     ====            ====            ====

3.   CAPITAL STOCK

         The Company's capital stock is owned by its employees and retirees. Neither common nor preferred stock may be sold by the holder thereof, except by first offering it to the Company. The Company may buy any common shares so offered at the price at which they were issued ($20.00) with appropriate adjustments for current dividends or may call all or part of the preferred stock at par plus accrued dividends.

         During 2001 the Company offered to eligible employees the right to subscribe to 1,300,000 shares of Common Stock at $20.00 per share in accordance with the provisions of the Company's Common Stock Purchase Plan dated October 8, 2001. This resulted in the subscription of 813,251 shares ($16,265). Subscribers under the Plan elected to make payments under one of the following options: (i) all shares subscribed for prior to January 18, 2002; (ii) a portion of such shares prior to January 18, 2002, and the balance in monthly installments through payroll deductions (or in certain cases where a subscriber is no longer on the Company's payroll, through pension deductions or direct monthly payments) over a 34-month period; or
(iii) all shares pursuant to the installment method.

         Shares were issued and Voting Trust Certificates were delivered to subscribers as of January 18, 2002, in the case of shares paid for prior to January 18, 2002. Shares will be issued and Voting Trust Certificates will be delivered to subscribers on a quarterly basis, as of the tenth day of March, June, September and December to the extent full payments of shares are made in the case of subscriptions under the installment method.

         Shown below is a summary of shares reacquired and retired by the Company in the three years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004:

                                                       PREFERRED                            COMMON
                                            REACQUIRED          RETIRED          REACQUIRED        RETIRED
                                            ---------------------------          -------------------------
         2001. . . . . . . . .                 299                397              292,732         310,472
         2002. . . . . . . . .                 316                256              314,647         298,967
         2003. . . . . . . . .                 129                164              317,774         316,811
         June 30, 2003 . . . .                  55                ---              181,911             ---
         June 30, 2004 . . . .               2,121                ---              177,600             ---




                                    F-10


               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


4.   LONG-TERM DEBT

                                                                DECEMBER 31,            JUNE 30,
                                                          ------------------------      --------
                                                              2002            2003        2004
                                                              ----            ----        ----
Long-term debt was composed of:
7.49% note, unsecured, due in annual installments
   of $14,286 in each of the years 2005 through
   2011                                                   $100,000        $100,000      $100,000
6.59% note, unsecured, due in semiannual
   installments of $3,750 beginning in October
   2003 through April 2013                                  75,000          71,250        67,500
7.36% note, unsecured, maturing May 2011,
   installments of $3,095 due semiannually in each
   of the years 2001 through 2010 with final
   payment of $3,094 due in 2011                            52,619          46,428        43,333
6.65% note, unsecured, due in annual installments
   of $3,636 in each of the years 2003 through 2013         40,000          36,364        32,727
6.23% to 8.30% capital leases, various maturities           10,434          13,521        12,322
9.23% note secured by a first mortgage on various
   properties, maturing May 2005, installments of
   $2,725 due annually in each of the years 1995
   through 2004 with final payment of $2,750 due in
   2005                                                      8,200           5,475         2,750
Variable rate mortgages, secured by facilities,
   various maturities                                        3,771           4,215         3,849
                                                          --------        --------      --------
                                                           290,024         277,253       262,481
Less current portion                                        23,314          22,872        32,756
                                                          --------        --------      --------
                                                          $266,710        $254,381      $229,725
                                                          ========        ========      ========

         Long-term debt matures as follows:

                                                           DECEMBER 31,     JUNE 30,
                                                               2003           2004
                                                               ----           ----
2005                                                        $  48,750      $  24,184
2006                                                           31,782         31,777
2007                                                           31,725         31,688
2008                                                           31,728         31,688
2009-2013                                                     110,396        110,388
                                                            ---------      ---------
                                                            $ 254,381      $ 229,725
                                                            =========      =========

         The net book value of property securing various long-term debt instruments was $13,635 at June 30, 2004.

         The Company's borrowings under short-term credit agreements consist of issuances of commercial paper and borrowings under revolving credit agreements and bank lines of credit.

                                    F-11


               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


4.   LONG-TERM DEBT (CONTINUED)

         The Company has a Revolving Credit Loan Agreement with a group of banks at an interest rate based on the London Interbank Offered Rate (LIBOR) that had previously consisted of a $205,000, five-year facility. In October 2003 the Company elected to reduce the facility from $205,000 to $50,000. Upon expiration of the agreement in July 2004, the Company entered into a new credit agreement which consists of an $85,000, 364-day facility which expires in July 2005. There were no amounts outstanding under the Revolving Credit Loan Agreement at June 30, 2004.

         At June 30, 2004 the Company had a $200 million accounts receivable securitization program that expires in October 2006. The securitization program provides for the sale of certain of the Company's trade receivables on a revolving basis to Graybar Commerce Corporation (GCC), a wholly owned, bankruptcy remote, special purpose subsidiary. GCC sells an undivided interest in the receivables to an unrelated multi-seller commercial paper conduit. The Company accounts for the securitization as an on-balance sheet financing arrangement because the Company has maintained effective control of the accounts receivable through a call option that gives GCC the unilateral right to repurchase the undivided interests. Accordingly, the accounts receivable and related debt are included in the accompanying consolidated balance sheets. GCC has granted a security interest in its trade receivables to the commercial paper conduit. Borrowings outstanding under the securitization program were $60,000 and $0 at June 30, 2004 and December 31, 2003, respectively.

         Borrowings under short-term credit agreements varied from a minimum of $0 to a maximum of $216,779 and $188,281 in 2002 and 2003, respectively. For the first six months of 2004 bank borrowings varied from a minimum of $0 to a maximum of $192,223. The average amount of borrowings outstanding under short-term credit agreements during 2002 and 2003 and the six months ended June 30, 2003 and 2004 amounted to approximately $101,000, $109,000, $79,600 and $125,500 at weighted average interest rates of 2.11%, 1.51%, 1.66% and 1.35%, respectively. The averages are based on the daily amounts outstanding during each year. The weighted average interest rate for amounts outstanding at June 30, 2004 was 1.89%.

         The Company had unused lines of credit of approximately $283,429 as of December 31, 2003 and $207,530 as of June 30, 2004. Certain committed lines of credit have annual fees of up to one hundred basis points of the committed lines of credit.

         The Revolving Credit Loan Agreement and certain other note agreements have various covenants that limit the Company's ability to make investments, pay dividends, incur debt, dispose of property, and issue equity securities. The Company is also required to maintain certain financial ratios as defined in the agreements. The Company is in compliance with all covenants as of June 30, 2004.

         The carrying amounts of the Company's outstanding long-term debt and short-term borrowings approximate their fair values at June 30, 2004.

5.   PENSION AND OTHER POSTRETIREMENT
     BENEFITS

         The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees. The plan provides retirement benefits based on an employee's final average earnings and years of service. Employees become 100% vested after five years of service, regardless of age. The Company's funding policy is to contribute the net periodic pension cost accrued each year, provided that the contribution will not be less than the ERISA minimum or greater than the maximum tax-deductible amount. The assets of the defined benefit pension plan are invested primarily in equity and fixed income securities and money market funds.

         The Company and its subsidiaries provide certain health care and life insurance benefits for retired employees through the Retiree Welfare Plan (the Plan). Substantially all of the Company's employees may become eligible to participate in the Plan if they reach normal retirement age while working for the Company. Benefits are provided through insurance coverage with premiums based on the benefits paid during the year. The Company funds the Plan on a pay-as-you-go basis, and accordingly, the Plan has no assets at December 31, 2002 or 2003.

                                    F-12


               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


5.   PENSION AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)

         The following table sets forth information regarding the Company's pension and other postretirement benefits as of December 31, 2002 and 2003:

                                                                                 Postretirement
                                             Pension Benefits                       Benefits
                                         --------------------------        ----------------------------
                                            2002             2003             2002              2003
                                            ----             ----             ----              ----
Accumulated benefit obligation           $  157,065      $  176,801        $  118,500        $  126,298
                                         ----------      ----------        ----------        ----------
Projected benefit obligation                203,100         231,706               ---               ---
Fair value of plan assets                   101,132         135,906               ---               ---
                                         ----------      ----------        ----------        ----------

Funded status                            $ (101,968)     $  (95,800)       $ (118,500)       $ (126,298)
                                         ----------      ----------        ----------        ----------

         Amounts recognized in the balance sheet at December 31, 2003 consist of the following:

                                                                                 Postretirement
                                             Pension Benefits                       Benefits
                                         --------------------------        ----------------------------
                                            2002             2003             2002              2003
                                            ----             ----             ----              ----
Prepaid  (accrued) benefit cost          $  (55,776)      $ (40,895)       $  (77,586)       $  (77,636)
Intangible asset                             13,673          12,392               ---               ---
Accumulated other comprehensive
  loss                                       39,402          33,664               ---               ---
                                         ----------       ---------        ----------        ----------
Net amount recognized                    $   (2,701)      $   5,161        $  (77,586)       $  (77,636)
                                         ----------       ---------        ----------        ----------

         Weighted average assumptions as of December 31 are:

                                                                                  Postretirement
                                               Pension Benefits                      Benefits
                                             ---------------------             ---------------------
                                             2002             2003             2002             2003
                                             ----             ----             ----             ----
Discount rate                                6.75%            6.00%             6.75%            6.00%
Expected return on plan assets               9.00%            8.75%               --               --
Rate of compensation increase                3.75%            4.00%               --               --
Health care cost trend on covered
  charges                                      --               --             10%/6%           10%/5%

         The following presents information regarding the plans for the years ended December 31, 2002 and 2003:

                                                                                 Postretirement
                                             Pension Benefits                       Benefits
                                         -------------------------         ---------------------------
                                           2002            2003              2002              2003
                                           ----            ----              ----              ----
Employer contributions                   $ 14,074        $  21,300         $   9,148         $  11,148
Participant contributions                      --               --               300               750

Benefits paid                            $(25,556)       $ (23,043)        $  (9,448)        $ (11,898)
                                         --------        ---------         ---------         ---------

         The net periodic cost recognized for the defined benefit pension plan was $11,707, $14,231 and $16,779 for each of the three years ended December 31, 2001, 2002 and 2003, respectively.

         The net periodic cost recognized for the postretirement benefit plan was $8,719, $9,533 and $11,198 for each of the three years ended December 31, 2001, 2002 and 2003, respectively.

         For measurement of the net periodic postretirement benefit obligation, a 10.0% annual rate of increase in per capita cost of covered health care benefits was assumed for 2004. The rate was assumed to gradually decrease to 5.0% for 2013 and to remain at that level thereafter.

         During the six months ended June 30, 2004, the Company made contributions totaling $13,200 to its defined benefit pension plan. Additional contributions totaling $15,000 are expected to be paid during the remainder of 2004.

                                    F-13


               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


5.   PENSION AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)

         The Company has elected to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 in accordance with the FASB Staff Position (FSP) No. FAS 106-2. The accumulated postretirement benefit obligation and the net periodic postretirement benefit cost do not currently reflect the accounting impact of the Act.

         The Company also provides a defined contribution profit sharing and savings plan covering substantially all of its full-time employees. Annual contributions by the Company to the plan are at the discretion of management and are generally determined based on the profitability of the Company. Employees may also contribute to the plan subject to limitations imposed by federal tax law and ERISA.

6.   NET INCOME PER SHARE OF COMMON STOCK

         The computation of net income per share of Common Stock is based on the weighted average number of common shares outstanding during each year. The average numbers of shares used in computing net income per share of Common Stock were 5,845,840, 6,245,008 and 5,992,889 in 2001, 2002 and 2003,
respectively, and 6,058,969 and 5,786,312 for the six months ended June 30, 2003 and 2004, respectively.

7.   COMMITMENTS

         The Company has two operating lease arrangements with an independent lessor which have provided $63,684 of off-balance sheet financing for eight of the Company's zone distribution facilities. Each of the agreements carries a five-year term. The Company has the option, with the consent of the lenders to the lessor, to renew the leases for up to two additional five-year terms or to purchase the property for a price including the outstanding lease balance. If the Company elects not to renew the lease or purchase the property, or such lenders refuse to consent to a renewal, the Company may elect to remarket the property and arrange for its sale to a third party. At June 30, 2004, the Company has recorded a $863 liability for the estimated fair value of the residual value guarantee for one of these operating lease agreements which was renewed in the third quarter of 2003.

         The leasing structures used in these two lease arrangements qualify as variable interest entities under FASB Interpretation No. 46 and the Company's interests in the variable interest entities are required to be consolidated in the Company's financial statements beginning in the first quarter of 2005. As of June 30, 2004 the Company's maximum exposure to loss as a result of its involvement with the two lease arrangements is $54,131, the amount guaranteed by the Company as the residual fair value of the property in accordance with the lease arrangements. Rental expense was $34,989, $43,936 and $42,396 in 2001, 2002 and 2003, respectively, and
$21,198 and $18,791 for the six months ended June 30, 2003 and 2004, respectively.

         Future minimum rental payments required under operating leases that have either initial or remaining noncancellable lease terms in excess of one year as of December 31, 2003 are as follows:

                              Years ending December 31:
       2004                                                          $ 37,582
       2005                                                            25,911
       2006                                                            15,872
       2007                                                            11,798
       2008                                                            10,045
       Subsequent to 2008                                            $ 36,051
       ----------------------------------------------------------------------


                                    F-14


               GRAYBAR ELECTRIC COMPANY, INC. AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          FOR THE THREE YEARS ENDED DECEMBER 31, 2003 (AUDITED) AND
             SIX MONTHS ENDED JUNE 30, 2003 AND 2004 (UNAUDITED)

          (STATED IN THOUSANDS EXCEPT FOR SHARE AND PER SHARE DATA)


7.   COMMITMENTS (CONTINUED)

         In September 2000 the Company entered into a swap agreement to manage interest rates on amounts due under certain operating leases. The agreement, which expires in July 2013, is based on a notional amount of $28.7 million. The agreement calls for an exchange of interest payments with the Company receiving payments based on a London Interbank Offered Rate (LIBOR) floating rate, and making payments based on a fixed rate of 6.92%. There is no exchange of the notional amount upon which the payments are based. The fair value of the swap was $(4,689) at June 30, 2004 and is recorded in Other Payables and Accruals in the balance sheet.

8.   STATEMENTS OF CASH FLOWS

         During 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, income taxes paid/(refunded) totaled $8,526, $12,484, $(1,684), $440 and $(13,970); interest paid totaled $38,764, $26,976, $24,094, $11,776 and $12,034; and liabilities assumed in connection with capitalized leases totaled $3,779, $0, $9,793, $9,793 and $0, respectively.

9.   ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

         The components of accumulated other comprehensive income (loss) as of December 31, 2002 and 2003 and June 30, 2004 are as follows:

                                                                  December 31,                          June 30,
                                                      -----------------------------------              ----------
                                                         2002                     2003                    2004
                                                         ----                     ----                    ----
Currency translation adjustments                      $  (1,250)               $    1,335              $    1,287
Unrealized gain/(loss) from
  interest rate swap                                     (4,306)                   (3,633)                 (2,870)
Minimum pension liability                               (39,402)                  (33,664)                (33,664)
                                                      ---------                ----------              ----------
                                                      $ (44,958)               $  (35,962)             $  (35,247)

10.      QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

         Quarterly financial data for 2002, 2003 and the six months ended June 30, 2004 is as follows:

                                                               For the quarters ended,
                                                                         2002
                                               ---------------------------------------------------
                                               3/31            6/30            9/30          12/31
                                               ----            ----            ----          -----
Net sales                                  $  967,910      $ 1,046,092     $ 1,013,783     $  947,107
Gross margin                                  181,742          190,238         188,820        184,301
Net income (loss)                              (1,456)           3,396           5,554          3,907
Net income (loss) per  share of
  Common Stock                             $     (.23)     $       .54     $       .89     $      .63

                                                             For the quarters ended,
                                                                      2003
                                               ----------------------------------------------------
                                               3/31            6/30             9/30          12/31
                                               ----            ----             ----          -----
Net sales                                  $  861,344      $   949,982     $ 1,024,449     $  966,677
Gross margin                                  172,813          180,813         190,971        189,869
Net income                                        158            1,697           4,609          2,001
Net income per share of Common Stock       $      .03      $       .28     $       .77     $      .33

                                              For the quarters ended,
                                                       2004
                                              -----------------------
                                               3/31            6/30
                                               ----            ----
Net sales                                   $ 939,309      $ 1,040,909
Gross margin                                  190,774          204,684
Net income                                      3,244            6,990
Net income per share of Common Stock        $     .56      $      1.22



                                    F-15


                                                                   EXHIBIT A

                    THREE-YEAR COMMON STOCK PURCHASE PLAN
                          DATED AS OF JUNE 10, 2004
            RELATING TO UP TO 2,000,000 SHARES OF COMMON STOCK OF
                       GRAYBAR ELECTRIC COMPANY, INC.

                         ---------------------------

1.       GENERAL; EMPLOYEES ENTITLED TO SUBSCRIBE.

         1.1 This Plan provides for offerings in each of the years 2004, 2005 and 2006 (each, an "Applicable Year") to eligible employees, including officers, of Graybar Electric Company, Inc. (the "Company"), and its wholly owned subsidiary, Commonwealth Controls Corporation, and, in order to effect a transition, retirees who were active, full-time employees of the Company or Commonwealth Controls Corporation on March 31, 2004, of the right to subscribe for shares of the Company's Common Stock, par value $1.00 per share with a stated value of $20.00 per share (the "Common Stock"), at a price of $20.00 per share. The aggregate number of shares of Common Stock to be offered in each year and the terms of such offering shall be determined by the Board of Directors. The maximum number of shares of Common Stock that may be issued pursuant to this Plan is 2,000,000. This Plan shall remain in effect until January 31, 2007 unless terminated prior thereto by the Board of Directors of the Company, and thereafter insofar as the provisions relate to shares of Common Stock subscribed for under Method B as described in
Section 4.2.

         1.2 Each person who on September 30 of the year in which an offering is conducted (the "Applicable Year") is (a) an active, full-time employee of the Company or Commonwealth Controls Corporation continuously employed by the Company or Commonwealth Controls Corporation since March 31 of the Applicable Year, (b) a person who on March 31 of the Applicable Year is an active, full-time employee of the Company or Commonwealth Controls Corporation and who retires on a pension (except a deferred pension) after March 31 and prior to October 1 of the Applicable Year, or (c) a person who on March 31, 2004 was an active, full-time employee of the Company or Commonwealth Controls Corporation and who retired prior to October 1 of the Applicable Year on a pension (other than a deferred pension) (a "Qualified Retiree") will be entitled to subscribe at the price of $20.00 per share for the number of shares of the Company's Common Stock determined pursuant to
Section 3. Such persons are sometimes referred to as "eligible participants" or "Qualified Retirees" and after executing a Subscription Agreement are referred to as "subscribers"; provided, however, that the term "eligible participants" shall not be deemed to include in any Applicable Year: any person (a) who receives a pension (unless he or she is an active, full-time employee on March 31, 2004 or March 31 of a subsequent Applicable Year and retired on a pension (except a deferred pension) after said March 31 and prior to October 1 of the Applicable Year), (b) who is employed solely on a contract basis or who by written agreement has released all stock subscription rights, or (c) who is included in a collective bargaining unit represented by a labor organization where the agreement between the Company and the labor organization excludes such person from subscribing for Common Stock of the Company.




2.       PERIOD FOR AND METHOD OF MAKING SUBSCRIPTION.

         Any eligible participant desiring to subscribe for shares of Common Stock offered for sale under this Plan shall sign a Subscription Agreement substantially in the form set forth herein, or otherwise approved by the Board of Directors for such purpose for an offering to be made in an Applicable Year, and file it, on or before the date specified for each Applicable Year, with the Controller at the executive offices of the Company, 34 North Meramec Avenue, Clayton, Missouri 63105. No subscription shall be effective and binding unless and until accepted by the Company at its executive offices. No subscription will be accepted after the close of business on the date specified in the applicable Subscription Agreement.

3. DETERMINATION OF NUMBER OF SHARES FOR WHICH AN ELIGIBLE PARTICIPANT IS ENTITLED TO SUBSCRIBE.

         The maximum number of shares for which an eligible participant may subscribe shall be determined as hereinafter provided:

         3.1. The Subscription Right of each eligible participant, subject to increase as provided in Section 3.2 and reduction as provided in Section 3.3, shall be one (1) share for each $1,000.00 of his or her annual salary rate in effect on March 31 of the Applicable Year (or March 31 of the year of retirement in the case of a Qualified Retiree) (or such other dollar amount or other ratio as may hereafter be established with respect to an offering of shares for an Applicable Year by the Board of Directors). Fractional shares resulting from this computation shall be disregarded.

         3.2. The number of shares determined in accordance with Section 3.1 shall, in the case of eligible participants who on March 31 of the Applicable Year (or March 31 of the year of retirement in the case of a Qualified Retiree) were in the salary classifications listed below, be multiplied as follows (or using such other multiple as hereafter may be established with respect to an offering of shares by the Board of Directors):

                  3.2.1. Eligible Company participants in Executive classifications EX 1 through EX -- 3.00 times;

                  3.2.2. Eligible Company participants in Grades 17 through 20 and Band M1 -- 2.50 times;

                  3.2.3. Eligible Company participants in Grades 15 and 16 and Band M2 -- 2.25 times;

                  3.2.4. Eligible Company participants in Grades P and Q -- 1.90 times;

                  3.2.5. Eligible Company participants in Grades N and O -- 1.85 times;

                  3.2.6. Eligible Company participants in Grade 14 or below who are covered either by the Management Incentive Plan or the Sales Incentive Plan and Band M3 -- 1.75 times;

                  3.2.7. Eligible Company participants in Grades J, K, L and M -- 1.50 times;

                  3.2.8. All other eligible Company participants -- 1.25 times; and

                  3.2.9. Eligible participants who are employees of Commonwealth Controls Corporation -- As determined by the Board of Directors for each participant using the closest comparable salary classification then in effect at Commonwealth Controls Corporation.

Fractional shares resulting from the above computations shall be disregarded.

         3.3 In the unlikely event the aggregate number of shares subscribed for by all eligible participants in an offering for an Applicable Year were to exceed the number of shares that the Board of Directors determines shall be offered in such Applicable Year, the number of shares which each eligible participant would be entitled to purchase shall be reduced to a number determined by multiplying the number of shares for which such eligible participant has subscribed (but in no event more than the number to which such employee is entitled to subscribe under this Section) by a fraction, the numerator of which is the number of shares being offered and the denominator of which is the aggregate number of shares subscribed for by all eligible participants. Fractional shares resulting from such computation shall be disregarded.

4.       PAYMENTS FOR ISSUANCE OF STOCK.

         Payments for shares subscribed for may be made pursuant to either or both of the following methods (or such other method as hereafter may be established by the Board of Directors with respect to any offering):

         4.1. Method A: Payment in full for all or a portion of the shares subscribed for on or before the date in January of the year following the Applicable Year set by the Board of Directors, in which case the shares paid for will be issued as of that date.

         4.2. Method B: Payments in equal installments made at each of the regular pay periods commencing with the second pay period in January of the year following the Applicable Year and ending with the last pay period in November of that year. The Company shall issue no later than the tenth day of March, June and September and the fifteenth day of December of the Applicable Year a share certificate to the Voting Trustees or Non-Participating Shareholders (as such terms are defined in Section 5.2), whichever is appropriate, for such number of full shares of Common Stock as have been fully paid for prior to such issue date.

         4.2.1. Payments under Method B shall be made, in the case of a subscriber on the Company's or Commonwealth Controls Corporation's payroll, through payroll deductions authorized by the subscriber and, in the case of a subscriber who is no longer on the Company's or Commonwealth Controls Corporation's payroll but whose subscription has not been cancelled in accordance with Section 5.4, through monthly payments made directly by such person to the Treasurer of the Company on or before the last day of each month. Except as provided in Section 5.4, subscriptions made under Method B and the obligations of subscribers to make full payment for all shares subscribed for (including any authorization to the Company or Commonwealth Controls Corporation to make payroll deductions) shall be irrevocable.

         4.2.2. No interest shall be paid on amounts deducted from a participant's salary or pension or paid directly to the Treasurer under Method B.

         4.2.3. A subscriber under Method B, at his or her option exercised at any time except during the first ten days of March, June or September, may pay the balance due on all or any portion of the number of shares subscribed for pursuant to Method B, and upon such payment a share certificate shall be issued evidencing ownership of the number of shares for which payment is so made.

5.       CONDITIONS OF SUBSCRIPTION.

         Each subscription for shares of Common Stock hereunder is expressly subject to, among other things, the following terms, and every subscriber shall agree to all of them by executing a Subscription Agreement:

         5.1. Right to receive stock not transferable.

         No subscriber may sell, pledge or in any manner alienate or suffer to be alienated his or her right to purchase Common Stock under the Plan, including the right to receive Voting Trust Certificates or stock certificates representing shares of Common Stock. A violation of this provision shall constitute a withdrawal by the subscriber from his or her Subscription Agreement, in which event the only right of the subscriber or his or her assignee shall be to have the Company return to the person entitled thereto the total amount paid under said Subscription Agreement. Such return shall operate as a cancellation and satisfaction of all rights under the Subscription Agreement.

         5.2. Issuance of stock certificates and Voting Trust Certificates.

         A stock certificate or certificates representing the shares subscribed for and purchased pursuant to this Plan by subscribers who are or who, upon executing a Subscription Agreement, become parties to the Voting Trust Agreement (the "Voting Trust Agreement") dated as of April 1, 1997, relating to shares of Common Stock of the Company, shall be issued to, and deposited by the Company with, the Voting Trustees thereunder (the "Voting Trustees") in accordance with the provisions of Section 4.05 of the Voting Trust Agreement. The Voting Trustees will issue Voting Trust Certificates to such subscribers representing the number of shares subscribed for and purchased by them and deposited in the Voting Trust. Stock certificates representing the shares subscribed for and purchased pursuant to this Plan by subscribers who are shareholders prior to such subscription and who are not parties to the Voting Trust Agreement ("Non-Participating Shareholders") shall be issued and delivered directly to such subscribers.

         5.3. Subscribers bound by provisions in Restated Certificate of Incorporation, as amended.

         All shares of Common Stock subscribed for shall be issued and held subject to all the terms, provisions, restrictions and qualifications set forth in the Restated Certificate of Incorporation, as amended, of the Company, which provides, among other things, that the Company has the option to repurchase outstanding shares of Common Stock at the price at which such shares were issued, with appropriate adjustment for current dividends, in the event any shareholder shall desire to sell, transfer or otherwise dispose of any of his or her shares, or in the event of his or her death (in which case the option is exercisable beginning one year after the date of death) or in the event of termination of his or her employment other than by retirement on a pension. Eligibility for or entitlement to a deferred pension under the Graybar Electric Company, Inc. Pension Plan does not constitute a retirement on a pension for purposes of this Section 5.3 or for purposes of the Restated Certificate of Incorporation. The Voting Trust Certificates issued and to be issued under the Voting Trust Agreement provide, in substance, that every Voting Trust Certificate is issued and held upon and subject to the same terms and conditions upon which shares of Common Stock are issued and held. Each subscriber, by executing a Subscription Agreement, specifically agrees to be bound by all provisions of this Section 5.3 and agrees that all stock certificates or Voting Trust Certificates owned by such subscriber shall be subject to such provisions.

         5.4. Cancellation of subscription on termination of employment.

         In the event of the death of a subscriber or the termination of his or her employment other than by retirement on a pension (except a deferred pension) before any or all of the shares of Common Stock subscribed for are issued, his or her subscription shall be cancelled as to shares not then issued, and the subscriber or the subscriber's estate shall be entitled to receive the total amount of the purchase price, if any, then held by the Company for unissued shares under this Plan, without interest. Payment of such amount by the Company shall operate as a cancellation and satisfaction of all rights under his or her Subscription Agreement. Refund of any balance due employees who terminate service shall be made in the quarter following termination. Eligibility for or entitlement to a deferred pension under the Graybar Electric Company, Inc. Pension Plan does not constitute a retirement on a pension for purposes of this Section 5.4.

         5.5. Interpretation and implementation; amendment.

         The determination of the Board of Directors of the Company upon any question concerning the application or interpretation of any of the provisions of this Plan or, of the Subscription Agreement or any offering conducted under this Plan shall be final, and no director shall incur any liability or obligation by reason of any error of fact or of law or of any matter or thing done or suffered or omitted to be done in connection with any such determination or interpretation or otherwise, except any attributable to that director's own willful misconduct. This Plan may be amended, in whole or in part, by the Board of Directors, provided, however that, any amendment to Section 1 or Section 6 shall require the consent of the Shareholders of the Company. The Executive Committee of the Board of Directors shall have the power to exercise all authority granted to the Board of Directors by the Plan and to take any action the Board of Directors may take under or with respect to the Plan.

6.       CERTAIN CORPORATE ACTION NOT TO BE TAKEN WITHOUT NOTICE.

         The Company will not take any action that would result in a distribution to its shareholders of shares of Common Stock or other assets (except the payment of cash dividends on shares of Common Stock or the issuance of shares of Common Stock pursuant to installment payments made under Section 4.2) without first giving notice of such proposed action to all subscribers who elected Method B and have not then paid their subscriptions in full and granting such subscribers an opportunity within such time (not to be less than 20 days) and in such manner as the Board of Directors may determine to be reasonable, to complete their payments on all shares subscribed for by them and thereby to become shareholders entitled to the benefit of and subject to such action.

7.       RIGHT OF THE COMPANY TO ISSUE AND SELL ADDITIONAL SHARES OF COMMON
         STOCK.

         Nothing in this Plan shall be construed to limit or restrict in any way the right of the Company from time to time hereafter to sell any of the shares offered pursuant to this Plan and not issued pursuant to subscriptions made hereunder or any shares that may now or hereafter be authorized or may now or hereafter be reacquired by the Company upon exercise of the repurchase option described in Section 5.3 or otherwise.

         Set forth below is the form of the Subscription Agreement approved for use in connection with the Plan:

                           SUBSCRIPTION AGREEMENT

         1. I hereby subscribe to purchase ______ shares of Common Stock, par value $1.00 per share with a stated value of $20.00 per share (the "Common Stock"), of Graybar Electric Company, Inc., a New York corporation (the "Company"), under and pursuant to the terms and conditions stated below and of the Common Stock Purchase Plan dated as of June 10, 2004 of the Company (the "Plan"). I agree to pay $20.00 for each such share as follows:

                                                                                               NUMBER OF SHARES
                                                                                               ----------------
Method A:          Payment in full on or before January ___, 200___ . . . . .
                                                                                              ------------------
Method B:          Payment in __________ (__) equal installments payable by
                   payroll deduction at each regular payroll date commencing
                   in January ________. Upon acceptance of this
                   subscription, (i) I direct that, during such time as I
                   shall be on the Company's or Commonwealth Controls
                   Corporation's payroll, I hereby authorize periodic
                   payroll deductions to be made from my salary in
                   accordance with this Agreement and the Plan and applied
                   to the purchase price of the shares subscribed for until
                   such shares are fully paid for or until my subscription
                   is cancelled in accordance with Section 5.4 of the Plan;
                   and (ii) I promise that during such time as I shall no
                   longer be on the Company's or Commonwealth Controls
                   Corporation's payroll I will make monthly payments
                   directly to the Treasurer of the Company in accordance
                   with the Plan, to be applied to the purchase price of the
                   shares subscribed for by me, until such shares are fully
                   paid for or until my subscription is cancelled in
                   accordance with Section 5.4 of the Plan. . . . . . . . . .
                                                                                              ------------------

                   Total shares subscribed for: . . . . . . . . . . . . . . .
                                                                                              ==================


         2. I understand that the number of shares I hereby subscribe for may be reduced as provided in Section 3.3 of the Plan.

         3. If I am a party to the Voting Trust Agreement dated as of April 1, 1997 (the "Voting Trust Agreement") relating to shares of Common Stock of the Company, or if I become a party to the Voting Trust Agreement pursuant to Section 4 of this Subscription Agreement, I agree and direct that certificates for the shares of Common Stock purchased by me pursuant hereto, when issuable pursuant to the Plan, be issued to and deposited with the Voting Trustees under the Voting Trust Agreement who will issue Voting Trust Certificates in my name for the certificates so deposited.

         4. This Section 4 does not apply to subscribers who prior to signing this Agreement are already parties to the Voting Trust Agreement or to subscribers who prior to signing this Agreement are already shareholders of record of Common Stock and are not parties to the Voting Trust Agreement.

                  (a) I hereby represent and warrant that I have received a copy of the Voting Trust Agreement, that I am familiar with its terms and provisions and that I desire to become a party to the Voting Trust Agreement and be bound thereby.

                  (b)  I hereby authorize __________________ or _______________
                       as my attorney-in-fact, both with full power of substitution, to execute and deliver the Voting Trust Agreement on my behalf.

                  (c) I recognize that this power of attorney constitutes an election to participate in the Voting Trust Agreement, which is given in consideration of a similar election made by other employees of the Company or Commonwealth Controls Corporation and is therefore irrevocable.

         5. I have read the Plan and, for the considerations stated therein and for the privilege of subscribing for such shares of Common Stock, I agree to be bound by all of the provisions of the Plan, including without limitation all the terms set forth in Section 5 of the Plan.

         6. I request and direct that any Voting Trust Certificates or stock certificates issued in my name pursuant to this subscription be issued as follows:

                                  ---------------------------------------------
                                    (PLEASE PRINT OR TYPE FIRST NAME IN FULL,
                                           MIDDLE INITIAL AND SURNAME)



                                  ---------------------------------------------
                                             Signature of Subscriber
                                             -----------------------


                                  DATED:_______________________________, 200___

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.
         -------------------------------------------

         Securities and Exchange Commission registration fee................    1,140
         Printing fees and expenses.........................................   35,000*
         Legal fees and expenses............................................   25,000*
         Accounting fees and expenses.......................................   10,000*
         Miscellaneous......................................................   28,860*
                                                                             $100,000*
                                                                             ========

-----------------
* Estimated.

ITEM 15. Indemnification of Directors and Officers.
         -----------------------------------------

Sections 721 through 726 of the New York Business Corporation Law provide as follows:

         Section 721. NONEXCLUSIVITY OF STATUTORY PROVISIONS FOR
INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

         Section 722. AUTHORIZATION FOR INDEMNIFICATION OF DIRECTORS AND
OFFICERS.

         (a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

                                    II-1


         (b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

         (c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

         (d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

         Section 723. PAYMENT OF INDEMNIFICATION OTHER THAN BY COURT AWARD.

         (a) A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in section 722 shall be entitled to indemnification as authorized in such section.

         (b) Except as provided in paragraph (a), any indemnification under section 722 or otherwise permitted by section 721, unless ordered by a court under section 724 (Indemnification of directors and officers by a court), shall be made by the corporation, only if authorized in the specific case:

                  (1) By the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 722 or established pursuant to section 721, as the case may be, or,

                  (2) If a quorum under subparagraph (1) is not obtainable or, even if obtainable, a quorum of disinterested directors so directs;

                           (A) By the board upon the opinion in writing of
                  independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in such sections has been met by such director or officer, or

                                    II-2


                           (B) By the shareholders upon a finding that the
                  director or officer has met the applicable standard of conduct set forth in such sections.

         (c) Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by paragraph (a) of section 725.

         Section 724.  INDEMNIFICATION OF DIRECTORS AND OFFICERS BY A COURT.

         (a) Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary resolution of the board or of the shareholders in the specific case under section 723 (Payment of indemnification other than by court award), indemnification shall be awarded by a court to the extent authorized under section 722 (Authorization for indemnification of directors and officers), and paragraph (a) of section
723. Application therefor may be made, in every case, either:

                  (1) In the civil action or proceeding in which the expenses were incurred or other amounts were paid, or

                  (2) To the supreme court in a separate proceeding, in which case the application shall set forth the disposition of any previous application made to any court for the same or similar relief and also reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were incurred or other amounts were paid.

         (b) The application shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of a court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

         (c) Where indemnification is sought by judicial action, the court may allow a person such reasonable expenses, including attorneys' fees, during the pendency of the litigation as are necessary in connection with his defense therein, if the court shall find that the defendant has by his pleadings or during the course of the litigation raised genuine issues of fact or law.

                                    II-3


         Section 725. OTHER PROVISIONS AFFECTING INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (a) All expenses incurred in defending a civil or criminal action or proceeding which are advanced by the corporation under paragraph (c) of section 723 (Payment of indemnification other than by court award) or allowed by a court under paragraph (c) of section 724 (Indemnification of directors and officers by a court) shall be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in this article, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which he is entitled.

         (b) No indemnification, advancement or allowance shall be made under this article in any circumstance where it appears:

                  (1) That the indemnification would be inconsistent with the law of the jurisdiction of incorporation of a foreign corporation which prohibits or otherwise limits such indemnification;

                  (2) That the indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law, a resolution of the board or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the threatened or pending action or proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

                  (3) If there has been a settlement approved by the court, that the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement.

         (c) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

         (d) If any action with respect to indemnification of directors and officers is taken by way of amendment of the by-laws, resolution of directors, or by agreement, then the corporation shall, not later than the next annual meeting of shareholders, unless such meeting is held within three months from the date of such action, and, in any event, within fifteen months from the date of such action, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the action taken.

         (e) Any notification required to be made pursuant to the foregoing paragraph (c) or (d) of this section by any domestic mutual insurer shall be satisfied by compliance with the corresponding provisions of section one thousand two hundred sixteen of the insurance law.

         (f) The provisions of this article relating to indemnification of directors and officers and insurance therefor shall apply to domestic corporations and foreign corporations doing business in this state, except as provided in section 1320 (Exemption from certain provisions).

                                    II-4


         Section 726  INSURANCE FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (a) Subject to paragraph (b), a corporation shall have power to purchase and maintain insurance:

                  (1) To indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this article, and

                  (2) To indemnify directors and officers in instances in which they may be indemnified by the corporation under the provisions of this article, and

                  (3) To indemnify directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of this article provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.

         (b) No insurance under paragraph (a) may provide for any payment other than cost of defense, to or on behalf of any director or officer:

                  (1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or

                  (2) in relation to any risk the insurance of which is prohibited under the insurance law of this state.

         (c) Insurance under any or all subparagraphs of paragraph (a) may be included in a single contract or supplement thereto. Retrospective rated contracts are prohibited.

         (d) The corporation shall, within the time and to the persons provided in paragraph (c) of section 725 (Other provisions affecting indemnification of directors or officers), mail a statement in respect of any insurance it has purchased or renewed under this section, specifying the insurance carrier, date of the contract, cost of the insurance, corporate positions insured, and a statement explaining all sums, not previously reported in a statement to shareholders, paid under any indemnification insurance contract.

         (e) This section is the public policy of this state to spread the risk of corporate management, notwithstanding any other general or special law of this state or of any other jurisdiction including the federal government.

Article VIII of the Company's By-Laws provides:

         To the full extent authorized by law, the corporation shall and hereby does indemnify any person who shall at any time be made, or threatened to be made, a party in any civil or criminal action or proceeding by reason of the fact that he, his testator or his intestate is or was a director or officer of the corporation or served another corporation in any capacity at the request of the corporation.

                                    II-5


Section 5.03(c) of the Voting Trust Agreement provides:

         The Corporation covenants and agrees, and in the event the Corporation shall not do so for any reason whatsoever the Participating Shareholders in consideration of the Voting Trustees having agreed to serve in that capacity for the benefit of the Participating Shareholders covenant and agree ratably in accordance with the number of shares of Common Stock represented by their respective Voting Trust Certificates, to indemnify each Voting Trustee and each agent or attorney of the Voting Trustees (including, without limitation, Agents, transfer agents and registrars) for, and to hold him harmless against, any tax, loss, liability or expense incurred for any reason other than his own individual willful misconduct, arising out of or in connection with the acceptance or administration of the 1997 Voting Trust, and the performance of his duties and obligations hereunder and the exercise of his rights and powers hereunder, including the costs and expenses of defending himself against any claim of liability. The obligations under this Section 5.03(c) of the Corporation and the Participating Shareholders to indemnify the Voting Trustees and each agent or attorney of the Voting Trustees (including, without limitation, Agents, transfer agents and registrars) shall be payable from any funds or other assets held by the Voting Trustees hereunder for the account of the Corporation or the Participating Shareholders as the case may be.

         Effective October 1, 2003, the Company renewed insurance from the Federal Insurance Company (a member of the Chubb Group), a portion of which insures employees, including directors and officers, against liabilities imposed on them as a result of their employment with the Company at an annual cost to the Company through September 30, 2004 of $198,000.

ITEM 16. Exhibits.
         --------

4. Instruments defining the rights of security holders, including
   --------------------------------------------------------------
indentures:
----------

         (i) Restated Certificate of Incorporation, as amended, filed as
Exhibit 4(i) to the Company's Registration Statement on Form S-1
(Registration No. 333-15761) and incorporated herein by reference.

         (ii) Certificate of Amendment of Certificate of Incorporation, attached herein as Exhibit 4(ii).

         (iii) Voting Trust Agreement dated as of April 1, 1997, attached as Annex A to the Prospectus, dated January 8, 1997, constituting a part of the Registration Statement on Form S-1 (Registration No. 333-15761) and incorporated herein by reference.

         The Company hereby agrees to furnish to the Commission upon request a copy of each instrument omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K.

5. Opinion re legality
   -------------------

         Opinion of Winston & Strawn LLP

10. Material Contracts
    ------------------

         (i) Management Incentive Plan, filed as Exhibit 4(a)(1) to the Annual Report on Form 10-K for the year ended December 31, 1972 (Commission File No. 0-255), as amended by the Amendment effective January 1, 1974, filed as Exhibit 13-c to the Registration Statement on Form S-1 (Registration No. 2-51832), the Amendment effective January 1, 1977, filed as Exhibit 13(d) to the Registration Statement on Form S-1 (Registration No. 2-59744), and the Amendment effective January 1, 1980, filed as Exhibit 5(f) to the Registration Statement on Form S-7 (Registration No. 2-68938) and incorporated herein by reference.

         (ii) Form of Deferral Agreement entered into between the Company and certain employees, filed as Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.*

                                    II-6


         (iii) Form of Supplemental Benefit Plan covering certain employees, filed as Exhibit 10(iii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.*

         (iv) Receivables Sale Agreement, dated June 30, 2000, between Graybar Electric Company, Inc. and Graybar Commerce Corporation filed as
Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 0-255) and incorporated herein by reference.

         (v) Receivables Purchase Agreement, dated June 30, 2000, among Graybar Commerce Corporation, as Seller, Graybar Electric Company, Inc., as Servicer, Falcon Asset Securitization Corporation and Bank One, NA, as Agent, and other financial institutions named therein; Amendments to Receivables Purchase Agreement dated January 1, 2001, June 22, 2001, August 29, 2001, October 26, 2001, December 31, 2001, October 23, 2002, and
December 23, 2002, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 0-255) and incorporated herein by reference and Amendment to Receivables Purchase Agreement dated October 22, 2003, attached herein as Exhibit 10(v).

         (vi) 364-Day, $85,000,000, Credit Agreement, dated July 22, 2004, among Graybar Electric Company, Inc., Wachovia Bank, National Association, as Agent, and other banks named therein; attached herein as Exhibit 10(vi).

*Compensation arrangement

23. Consents
    --------

         (a) Consent of Ernst & Young LLP.

         (b) Consent of Winston & Strawn LLP (contained in the opinion filed as Exhibit 5 and incorporated herein by reference).

24. Powers of attorney
    ------------------

         Powers of attorney of certain directors and officers of the company (included on page II-8 of this registration statement).

ITEM 17. Undertakings.
         ------------

         (i) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company or the Voting Trustees pursuant to the foregoing provisions, or otherwise, the Company and the Voting Trustees have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company or the Voting Trustees of expenses incurred or paid by a director, officer or controlling person of the Company or the Voting Trustees in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company or the Voting Trustees will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it or them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    II-7


                                 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri on the 26th day of August 2004.

                                       GRAYBAR ELECTRIC COMPANY, INC.



                                       By:   /s/T. F. Dowd
                                             ----------------------------------
                                             T.F. Dowd, Vice President, General
                                             Counsel and Secretary



                              POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints R. A. Reynolds, Jr. and T.F. Dowd, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.




                                    II-8


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-2 has been signed by the following persons in the capacities indicated on August 26, 2004.

             Signature                                        Title
             ---------                                        -----

/s/R.A. Reynolds, Jr.
------------------------------------          Director and Chairman of the Board and
(R.A. Reynolds, Jr.)                          President (Principal Executive Officer)


/s/J.H. Hinshaw
------------------------------------          Director, Senior Vice President (Principal
(J.H. Hinshaw)                                Financial Officer)

                                    DIRECTORS:


/s/R.A. Cole                                  /s/G.D. Hodges
------------------------------------          ------------------------------------------
(R.A. Cole)                                   (G. D. Hodges)


/s/D.E. DeSousa                               /s/J.C. Loff
------------------------------------          ------------------------------------------
(D.E. DeSousa)                                (J.C. Loff)


/s/D. B. D'Alessandro                         /s/K. M. Mazzarella
------------------------------------          ------------------------------------------
(D. B. D'Alessandro)                          (K. M. Mazzarella)


/s/T. F. Dowd                                 /s/R. D. Offenbacher
------------------------------------          ------------------------------------------
(T. F. Dowd)                                  (R. D. Offenbacher)


/s/L. R. Giglio                               /s/K. B. Sparks
------------------------------------          ------------------------------------------
(L. R. Giglio)                                (K. B. Sparks)

/s/T. S. Gurganous
------------------------------------
(T. S. Gurganous)

                                    II-9



                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-2 has been signed by the following persons, as Voting Trustees, on August 26, 2004.

                                 Signatures
                                 ----------


                                  /s/R. A. Reynolds, Jr.
                                  --------------------------------------------
                                  (R. A. Reynolds, Jr.)


                                  /s/D. E. DeSousa
                                  --------------------------------------------
                                  (D. E. DeSousa)


                                  /s/L. R. Giglio
                                  --------------------------------------------
                                  (L. R. Giglio)


                                  /s/T. S. Gurganous
                                  --------------------------------------------
                                  (T. S. Gurganous)


                                  /s/R. D. Offenbacher
                                  --------------------------------------------
                                  (R. D. Offenbacher)



                                    II-10


                              INDEX TO EXHIBITS

                                  EXHIBITS
                                  --------

4.     Instruments defining the rights of security holders, including indentures

             (i) Restated Certificate of Incorporation, as amended, filed as
       Exhibit 4(i) to the Company's Registration Statement on Form S-1 (Registration No. 333-15761) and incorporated herein by reference.

             (ii) Certificate of Amendment of Certificate of Incorporation, attached herein as Exhibit 4(ii).

             (ii) Voting Trust Agreement dated as of April 1, 1997, attached as Annex A to the Prospectus, dated January 8, 1997, constituting a part of the Company's Registration Statement on Form S-1
       (Registration No. 333-15761) and incorporated herein by reference.

5.     Opinion re legality

             Opinion of Winston & Strawn LLP

10.    Material Contracts

             (i) Management Incentive Plan, filed as Exhibit 4(a)(1) to the Annual Report on Form 10-K for the year ended December 31, 1972 (Commission File No. 0-255), as amended by the Amendment effective January 1, 1974, filed as Exhibit 13-c to the Registration Statement on Form S-1 (Registration No. 2-51832), the Amendment effective January 1, 1977, filed as Exhibit 13(d) to the Registration Statement on Form S-1 (Registration No. 2-59744), and the Amendment effective January 1, 1980, filed as Exhibit 5(f) to the Registration Statement on Form S-7 (Registration No. 2-68938) and incorporated herein by reference.

             (ii) Form of Deferral Agreement entered into between the Company and certain employees, filed as Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.*

             (iii) Form of Supplemental Benefit Plan covering certain employees, filed as Exhibit 10(iii) to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.*

             (iv) Receivables Sale Agreement, dated June 30, 2000, between Graybar Electric Company, Inc. and Graybar Commerce Corporation filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 0-255) and incorporated herein by reference.

             (v) Receivables Purchase Agreement, dated June 30, 2000, among Graybar Commerce Corporation, as Seller, Graybar Electric Company, Inc., as Servicer, Falcon Asset Securitization Corporation and Bank One, NA, as Agent, and other financial institutions named therein; Amendments to Receivables Purchase Agreement dated January 1, 2001, June 22, 2001, August 29, 2001, October 26, 2001, December 31, 2001,
       October 23, 2002, and December 23, 2002, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 0-255) and incorporated herein by reference, and Amendment to Receivables Purchase Agreement dated October 22, 2003, attached herein as Exhibit 10(v).




         (vi) 364-Day, $85,000,000, Credit Agreement, dated July 22, 2004, among Graybar Electric Company, Inc., Wachovia Bank, National Association, as Agent, and other banks named therein; attached herein as Exhibit 10(vi).

*Compensation arrangement

23.    Consents

             (a)    Consent of Ernst & Young LLP

             (b) Consent of Winston & Strawn LLP (contained in the opinion filed as Exhibit 5 and incorporated herein by reference).

24.    Powers of attorney

             Powers of attorney of certain directors and officers of the Company (included on page II-8 of this registration statement).